Hopewell Highway Infrastructure Limited
合和公路基建有限公司



2007-2008 Interim Report 中期報告



1993



2007

Stock Code 股份代號: 737



Highlights

- Profit attributable to equity holders of the Company rose 103% to HK$1,383 million or HK46.55 cents per share.
- Interim dividend of HK17 cents per share and special interim dividend of HK7 cents per share.
- Aggregate average daily toll revenue of Guangzhou-Shenzhen Superhighway and Phase I of the Western Delta Route was RMB9.8 million and the average daily traffic rose 5% to 363,500 vehicles.
- A gain of HK$974 million (before taxation) from the disposal of 45% interest in the Guangzhou East-South-West Ring Road was recorded.
- Net cash on hand (for the Company but excluding jointly controlled entities) of about HK$6,252 million as at 31st December, 2007.

CONTENTS

GROUP RESULTS

The Board of Directors of Hopewell Highway Infrastructure Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31st December, 2007.

For the six months ended 31st December, 2007, the net toll revenue of all tolled expressways proportionately shared by the Group decreased 8% to HK$924 million from HK$1,004 million of the last corresponding period, mainly attributable to disposal of the 45% interest in Guangzhou East-South-West Ring Road ("ESW Ring Road") in September 2007, the adjustment of the profit sharing ratio in the Group's jointly controlled entity, Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") from 50% to 48% since 1st July, 2007 pursuant to the joint venture contract and the temporary closure of the South bound lanes of Xintang to Dongguan section of Guangzhou-Shenzhen Superhighway ("GS Superhighway") for maintenance and improvement works since 18th October, 2007 until 10th January, 2008. Of the total toll revenue of the Group, GS Superhighway contributed approximately 91% or HK$842 million, whereas Phase I of the Western Delta Route ("Phase I West") and ESW Ring Road contributed approximately 4% or HK$36 million and 5% or HK$46 million respectively.

The Group's proportionately shared net toll revenue of all of its tolled expressways in the People's Republic of China (the "PRC") is set out as follows:

	Six months ended 31st December,	
	2006 *HK$' million*	***2007*** ***HK$' million***
GS Superhighway	877	**842**
Phase I West	35	**36**
ESW Ring Road	92	**46**
	1,004	**924**

Total expenses for the six months ended 31st December, 2007, including toll operation expenses, depreciation and amortisation charges, and general and administrative expenses increased to HK$387 million, mainly due to an one-off increase in staff cost provision.

The profit attributable to equity holders of the Company increased 103% to HK$1,383 million from HK$682 million of the last corresponding period, mainly due to the disposal of its 45% stake in the ESW Ring Road to the PRC joint venture partner for a consideration of RMB1,712.55 million, resulting in a disposal gain of HK$974 million (before taxation) and the appreciation of Renminbi, including an exchange gain of HK$152 million on retranslation of the United States dollar bank loans which represents 74% of the Group's proportionately shared loans as at 31st December, 2007 borrowed by a PRC jointly controlled entity.

On 16th March, 2007, the PRC promulgated the Law of the PRC Enterprise Income Tax ("New PRC Corporate Income Tax") which become effective on 1st January, 2008. The tax rate for the Group's PRC jointly controlled entities would change gradually from 18% to 25% over five years (20% in year 2009, 22% in year 2010, 24% in year 2011 and 25% in year 2012). According to this law, GS Superhighway and Phase I West joint venture companies which are currently entitled to corporate income tax holidays can continue to enjoy the remaining unutilized tax holidays until their respective expiry date. The deferred tax balances have been adjusted to increase the deferred tax expenses.

INTERIM DIVIDEND AND SPECIAL INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of HK17 cents per ordinary share in respect of the financial year ending 30th June, 2008 (30th June, 2007: HK15 cents) and a special interim dividend of HK7 cents per ordinary share (30th June, 2007: nil). The interim and special interim dividends will be paid on or about 26th March, 2008 to those shareholders as registered at the close of business on 20th March, 2008.

CLOSURE OF REGISTER

The Register of Members of the Company will be closed from Monday, 17th March, 2008 to Thursday, 20th March, 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend and special interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Friday, 14th March, 2008.

BUSINESS REVIEW

For the six months ended 31st December, 2007, the aggregate average daily traffic of the Group's expressway project investments, namely GS Superhighway and Phase I West recorded a 5% increase to 363,500 vehicles and their aggregate average daily toll revenue decreased 5% to RMB9.8 million. The total toll revenue in the six months under review amounted to RMB1,806 million. The decrease in toll revenue was mainly attributable to the closure of the South bound lanes of Xintang to Dongguan section of GS Superhighway for maintenance and improvement works since 18th October, 2007. Such works were completed earlier than schedule and the affected section has been re-opened to traffic since 10th January, 2008.

In recent years, although the Central Government has imposed stringent land use approval requirements throughout the Mainland which increase the difficulty in land acquisition and site clearance as well as the time required for handover of land, the construction of Phase II of the Western Delta Route ("Phase II West") is continuously proceeding and the completion is currently planned to be by end of 2009. The preliminary work prior to the application for the project approval of the Phase III of the Western Delta Route ("Phase III West") project is underway.

On 9th August, 2007, the Group entered into an agreement with the PRC partner of the Guangzhou ESW Ring Road Company Limited ("Ring Road JV") for the sale of its entire interest in this company at a consideration of RMB1,712.55 million. The transaction was completed in September 2007, resulting in a disposal gain of HK$974 million (before taxation).

The New PRC Corporate Income Tax has been effective since 1st January, 2008. The new tax rate will gradually increase from the current 18% to the new tax rate of 25% over five years (20% in year 2009, 22% in year 2010, 24% in year 2011 and 25% in year 2012) after 1st January, 2008. According to this law, GS Superhighway and Phase I West joint venture companies which are currently entitled to corporate income tax holidays can continue to enjoy the remaining unutilized tax holidays until their respective expiry date.

Benefiting from the continuous Renminbi appreciation, the GS Superhighway joint venture company has recorded exchange gains on retranslation of the United States dollar bank loans. The Group is in a strong financial position. As at 31st December, 2007, the Group (excluding the jointly controlled entities) has HK$6,252 million cash on hand and the unutilized bank loan facility is about HK$3,600 million.

Guangzhou-Shenzhen Superhighway

GS Superhighway is the main artery of Pearl River Delta region's expressway network, connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, GS Superhighway's average daily traffic rose 5% to 336,000 vehicles as compared with the last corresponding period. Its average daily toll revenue decreased 5% to RMB9.4 million. The total toll revenue in the six months under review amounted to RMB1,734 million. The decrease in toll revenue is mainly attributable to the temporary closure of the South bound lanes of the Xintang to Dongguan section for maintenance and improvement works since 18th October, 2007. During such period, the average daily toll revenue decreased about RMB1.7 million compared with the last corresponding period and although the average daily toll revenue decreased about 17%, the daily traffic only fell about 3% indicating that the diverted vehicles returned to GS Superhighway after by-passing the closed section during the period for the maintenance and improvement works. Such works were completed

earlier than schedule and the above affected section has been re-opened to traffic since 10th January, 2008. GS Superhighway JV has commenced similar maintenance and improvement works on the North bound lanes of the Dongguan to Xintang section since 18th February, 2008 and according to the current plan, the works will be completed within this financial year ending 30th June, 2008. The Group believes that such works will be beneficial to the operations of the GS Superhighway in the long term.

GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)



320
336
2006
2007
July - December

GS Superhighway
Average Daily Toll Revenue
(RMB thousand)



9,968
9,400
2006
2007
July - December

GS Superhighway
Traffic Breakdown by Class



100%
80%
60%
40%
20%
0%
67.6%
68.0%
5.9%
17.9%
1.9%
4.5%
17.8%
2.2%
2006
2007
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

In relation to the additional investment of the Company incurred during the construction of the GS Superhighway, GS Superhighway JV had paid RMB725.14 million to a subsidiary of the Company in January 2008.

GS Superhighway continued to maintain its focus on traffic management. During the period under review, resources have been deployed to strengthen the patrol and rescue services and to enhance safety facilities, in order to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of fatal in accidents had been reduced in 2007.

With the continuous economic development of the Guangdong Province and the rapid increase in car ownership, the Group believes that the traffic flow and toll revenue of GS Superhighway will maintain stable growth. To cater for the increasing traffic demand, GS Superhighway JV is actively refining the feasibility study of widening GS Superhighway to total 10 lanes in dual directions.

Pursuant to the joint venture contract, the Group's profit sharing ratio has been adjusted from 50% to 48% since 1st July, 2007.

Phase I of the Western Delta Route

Phase I West connects to ESW Ring Road in the north, and Shunde's National Highway 105 and Bigui Road in the south. It is currently the only expressway linking Guangzhou and Shunde.

During the past year, as the traffic diversion on Phase I West caused by a parallel-run local toll-free road in Foshan had been stabilized and the ESW Ring Road had become toll-free since mid-September 2007, Phase I West's traffic flow had notably increased and its toll revenue has resumed a growth momentum. During the period under review, Phase I West's average daily traffic increased 2% to 27,500 vehicles and its average daily toll revenue slightly decreased 1% to RMB390,000 as compared with the last corresponding period. The total toll revenue in the six months under review amounted to RMB72 million.

Phase I West
Average Daily Traffic
(No. of vehicles in thousand)



27.0
27.5
2006
2007
July - December

Phase I West
Average Daily Toll Revenue
(RMB thousand)



396
390
2006
2007
July - December

Phase I West
Traffic Breakdown by Class



100%
80%
60%
40%
20%
0%
51.8%
55.8%
10.5%
8.6%
26.1%
24.3%
2.0%
2.1%
2006
2007
July - December
Class 1
Class 2
Class 3
Class 4
Class 5

With the increasing number of vehicles using the Phase I West via the toll-free ESW Ring Road, the Group believes that its traffic flow and toll revenue will continue to grow.

Phase II and III of the Western Delta Route

Phase II West is a 46 km expressway with total 6 lanes in dual directions, connecting to Phase I West in the north, and National Highway 105 and a proposed western expressway of Zhongshan in the south. A subsidiary of the Group (the same subsidiary as for Phase I West) owns 50% interest in this project. In recent years, although the Central Government has imposed stringent land use approval requirements throughout the Mainland which increase the difficulty in land acquisition and site clearance as well as the time required for handover of land, the construction of Phase II West is continuously proceeding and the completion is currently planned to be by end of 2009.

Phase III West is an expressway project of approximately 38 km in length connecting the Phase II West in the north to Zhuhai in the south. A subsidiary of the Group (the same subsidiary as for Phase I West) has entered into an agreement with its PRC partner (which is also the PRC partner of Phase I West and Phase II West) for the investment, construction and operation of Phase III West. The preliminary work prior to the application for the approval of the project is underway.

It is expected that upon the completion of Phase II West and Phase III West, the Western Delta Route will link up various major cities including Guangzhou, Foshan, Zhongshan and Zhuhai and will become a strategic route on the western bank of the Pearl River Delta region.

Hong Kong-Zhuhai-Macau Bridge Project

As reported in the media, the Central Government is highly supportive of the Hong Kong-Zhuhai-Macau bridge project and the feasibility studies of its various aspects have substantially been completed. The Group is confident that it will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.

Liquidity and Financial Resources

The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to the equity holders of the Company) were 26% (30th June, 2007: 33%) and nil (30th June, 2007: 13%) respectively. The gearing structure is set out below:

	At 30th June, 2007 HK$' million	***At 31st December, 2007 HK$' million***
Total debt	5,818	**4,385**
Net debt (Note)	1,470	**—**
Total assets	17,425	**16,711**
Equity attributable to the equity holders of the Company	10,895	**11,679**
Total debt/Total assets	33%	**26%**
Net debt/Equity attributable to the equity holders of the Company	13%	**0%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits.

The average annual net cash inflow (after payment of dividend to the Company's shareholders and operating expenses of the Company) amounted to approximately HK$616 million in the past 3 years ended 30th June, 2007, 2006 and 2005. For the period under review, net cash inflow amounted to HK$2,348 million (of which HK$1,634 million was from the disposal of the Group's 45% interest in Ring Road JV).

At 31st December, 2007, the bank and other borrowings of the jointly controlled entities proportionately shared by the Group amounted to approximately HK$4,142 million (30th June, 2007: HK$5,215 million) with the following profile:

(a) 99.9% (30th June, 2007: 99.9%) was bank loans and 0.1% (30th June, 2007: 0.1%) was other loan; and

(b) 74% (30th June, 2007: 61%) was denominated in United States dollar, 26% (30th June, 2007: 29%) was denominated in Renminbi and nil (30th June, 2007: 10%) was denominated in Hong Kong dollar.

The net current assets of the Group increased 59% from approximately HK$3,902 million at 30th June, 2007 to approximately HK$6,207 million at 31st December, 2007.

In October 2005, the Group obtained a 5-year unsecured syndicated bank revolving credit and term loan facility of HK$3,600 million and the facility was undrawn at 30th June and 31st December, 2007.

At 31st December, 2007, the Group's available and undrawn facility and bank balances and cash amounted to approximately HK$9,852 million (30th June, 2007: HK$7,504 million). Together with stable cash dividend from the Group's jointly controlled entity, GS Superhighway JV, the Group's funding capabilities have been further strengthened for the planned and potential investment opportunities, including and in particular the Hong Kong-Zhuhai-Macau Bridge project.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the jointly controlled entities proportionately shared by the Group as at 31st December, 2007 as compared to that at 30th June, 2007 is shown as follows:

	At 30th June, 2007	***At 31st December, 2007***
Repayable within 1 year	4%	**6%**
Repayable between 1 to 5 years	25%	**25%**
Repayable beyond 5 years	71%	**69%**

Other than the above, the Group has no other bank borrowings both at 30th June and 31st December, 2007. Bank borrowings of the jointly controlled entities carry floating interest rates.

Interest Rate and Exchange Rate Exposures

The cash dividends received from the Group's jointly controlled entities are settled in Hong Kong dollar whereas the Group's expenses are mainly in Hong Kong dollar. Substantial portion of bank borrowings of a jointly controlled entity is denominated in United States dollar which generated an exchange gain upon retranslation of such United States dollar bank borrowings. The Group closely monitors its interest rate and foreign exchange exposure, and the use of financial instrument is strictly controlled. Neither the Group nor the jointly controlled entities have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures.

Treasury Policies

The Group continues to adopt conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimise the cost of funding and enhance the return on financial assets. Cash is generally placed in short-term deposits denominated in United States dollar and Hong Kong dollar.

Capital Commitments

During the six months ended 31st December, 2007, the Group had made capital contribution to Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a jointly controlled entity of the Group, for development of the Phase II West amounting to approximately RMB92 million. At 31st December, 2007, the Group had outstanding commitments to make capital contribution (the total capital being 35% of the total investment) to West Route JV of approximately RMB591 million (30th June, 2007: RMB683 million), which is currently planned to be made before the end of 30th June, 2008.

At 31st December, 2007, the Group had agreed, subject to the approval of the relevant authorities, to make capital contribution (the total capital being 35% of the total investment) to West Route JV for development of the Phase III West of approximately RMB571 million (30th June, 2007: RMB571 million). It is currently planned that such capital contribution will be made before the end of 30th June, 2009, 30th June, 2010 and 30th June, 2011 in the proportions of 20%, 40% and 40% respectively.

At 31st December, 2007, GS Superhighway JV and West Route JV had outstanding commitments proportionately shared by the Group in respect of acquisition of property and equipment, and construction of the Phase II West contracted but not provided for totaling approximately HK$2,116 million (30th June, 2007: HK$1,426 million for GS Superhighway JV, Ring Road JV and West Route JV).

Charges on Assets

At 31st December, 2007, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	At 30th June, 2007 HK$' million	***At 31st December, 2007 HK$' million***
Toll expressways	6,973	**6,860**
Prepaid lease payments	85	**87**
Bank balances and deposits	393	**127**
Other assets	231	**316**
	7,682	**7,390**

At 30th June, 2007, the toll collection right of GS Superhighway JV, 65% of the toll collection right of Phase I West and 90% of the toll collection right of Ring Road JV were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity. At 31st December, 2007, the toll collection right of GS Superhighway JV, 65% of the toll collection right of Phase I West and 100% of the toll collection right of Phase II West of West Route JV were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity.

Contingent Liabilities

At 31st December, 2007, there was no material contingent liabilities for the Group since 30th June, 2007.

Material Acquisition or Disposal

During the six months ended 31st December, 2007, the Group entered into an agreement with the PRC joint venture partner of Ring Road JV pursuant to which the Group agreed to sell, and this PRC joint venture partner agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712.55 million.

Other than the above, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31st December, 2007 have been reviewed by the Audit Committee and auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31st December, 2007, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules (the "Model Code") were as follows:

(A) the Company[(i)]

	Shares						
Directors	***Personal interests (held as beneficial owner)***	***Family interests (interests of spouse or child under 18)***	***Corporate interests[(ii)] (interests of controlled corporation)***	***Other interests***	***Awarded shares[(iv)]***	***Total interests***	***% of issued share capital***
Gordon Ying Sheung WU	6,249,402	2,491,000	10,124,999	3,068,000[(iii)]	—	21,933,401	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	—	—	2,165,600	0.07%
Thomas Jefferson WU	5,797,000	—	82,000	—	—	5,879,000	0.20%
Alan Chi Hung CHAN	140,000	—	—	—	280,000	420,000	0.01%
Leo Kwok Kee LEUNG	100,000	—	—	—	200,000	300,000	0.01%
Kojiro NAKAHARA	1,067	—	—	—	—	1,067	0.00%
Cheng Hui JIA	100,000	—	—	—	200,000	300,000	0.01%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 3,068,000 shares represented the interests held jointly by Sir Gordon Ying Sheung WU ("Sir Gordon WU") and his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees' Share Award Scheme of the Company adopted on 25th January, 2007 but not yet vested, details of which are set out below:

Directors	***Date of award***	***No. of awarded shares***	***Vesting date***
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2008
		140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

Directors	HHL shares				HHL Share options[iii]	Awarded shares[iv]	Total Interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[i] (interests of controlled corporation)	Other Interests				
Gordon Ying Sheung WU	74,683,032	21,910,000	111,250,000	30,680,000[ii]	—	—	238,523,032	26.49%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	—	—	—	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	—	820,000	—	—	—	28,660,000	3.18%
Alan Chi Hung CHAN	585,000	—	—	—	—	—	585,000	0.06%
Lee Yick NAM	90,000	—	—	—	—	—	90,000	0.01%
Kojiro NAKAHARA	10,671	—	—	—	—	—	10,671	0.00%
Cheng Hui JIA	241,000	—	—	—	—	—	241,000	0.03%
Barry Chung Tat MOK	200,000	—	—	—	2,000,000	100,000	2,300,000	0.26%

Notes:

(i) The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady Ivy WU.

(iii) The interests in HHL share options represented HHL share options granted under the share option scheme of HHL adopted on 1st November, 2003 to subscribe for HHL Shares, details of which are set out below:

Director	Date of grant	Exercise price per share HK$	Number of outstanding options	Exercise period
Barry Chung Tat MOK	02/09/2005	19.94	2,000,000	02/03/2006–01/03/2009

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the HHL Employees' Share Award Scheme adopted on 25th January, 2007 but not yet vested, details of which are set out below:

Director	Date of award	No. of awarded shares	Vesting date
Barry Chung Tat MOK	25/01/2007	50,000 50,000	25/01/2008 25/01/2009

All the above interests in the shares of associated corporation were long positions.

Save as aforesaid, as at 31st December, 2007, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options

(a) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16th July, 2003 (the "Option Scheme"). The Option Scheme will expire on 15th July, 2013.

(b) Details of the movement of share options under the Option Scheme during the period ended 31st December, 2007 were as follows:

	Date of grant	Exercise price per share HK$	Number of share options					Exercise period	Closing price before date of grant falling within the period HK$
			Outstanding at 01/07/2007	Granted during the period	Exercised during the period*	Cancelled/ lapsed during the period	Outstanding at 31/12/2007		
Employees	17/10/2006	5.858	6,200,000	—	152,000	—	6,048,000	01/12/2007–30/11/2013	N/A
Employees	19/11/2007	6.746	—	760,000	—	—	760,000	01/12/2008–30/11/2014	6.500
Total			6,200,000	760,000	152,000	—	6,808,000		

* Included 80,000 share options which were exercised in December 2007 but new shares were allotted in January 2008.

The weighted average closing price of the shares on the date immediately before the date on which the options were exercised by the employees during the period was HK$6.64.

The options granted on 17th October, 2006 and 19th November, 2007 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
Granted on 17th October, 2006	
20% of options granted	01/12/2007–30/11/2008
40%* of options granted	01/12/2008–30/11/2009
60%* of options granted	01/12/2009–30/11/2010
80%* of options granted	01/12/2010–30/11/2011
100%* of options granted	01/12/2011–30/11/2013
Granted on 19th November, 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
* including those not previously exercised	

The fair value of the share options granted during the period with the exercise price per share of HK$6.746 is estimated at approximately HK$705,000 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$6.55 per share at the grant date, the historical volatility of share price of the Company of 23.83% which is based on 5

years weekly historical volatility of the Company's share price from the date of listing to 19th November, 2007, expected life of options of 7.03 years, expected dividend yield of 5.78%, and the risk-free rate of 3.33% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(a) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25th January, 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (b) below.

(b) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group. Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(c) Details of the movement of share awards under the Award Scheme for the period under review were set out below:

		Movements during the period			
Vesting Date	***Outstanding at 01/07/2007***	***Awarded***	***Vested***	***Lapsed***	***Outstanding at 31/12/2007***
Directors					
25/01/2008	340,000	—	—	—	340,000
25/01/2009	340,000	—	—	—	340,000
Employees					
25/01/2008	40,000	—	—	—	40,000
25/01/2009	40,000	—	—	—	40,000
Total	760,000	—	—	—	760,000
Weighted average fair value	HK$5.94	—	—	—	HK$5.94

(d) During the period under review, the dividend income amounted to HK$152,000 had been received in respect of the shares held upon the trust for the Award Scheme and shall form part of the trust fund of such trust. The trustee may apply such cash for the purchase of the Company's Shares which shall become returned shares (i.e. the awarded shares which are not vested in accordance with the terms of the Award Scheme whether as a result of a lapse or otherwise) for the purpose of the Award Scheme and shall be held by the trustee for the benefit of one or more employees of the Group, or apply such cash to defray the fees, costs and expenses in relation to the establishment and administration of such scheme, or return such cash to the Company, as the trustee in its absolute discretion shall at any time determine, after having taken into consideration recommendations of the remuneration committee of the board of the Company.

Substantial Shareholders

As at 31st December, 2007 to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	***Capacity***	***Number of Shares (corporate interests)***	***% of issued share capital***
Anber Investments Limited	Beneficial owner	2,160,000,000[(A)]	72.72%
Delta Roads Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.72%
Dover Hills Investments Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.72%
Supreme Choice Investments Limited	Interests of controlled corporation	2,160,000,000[(A)]	72.72%
Hopewell Holdings Limited	Interests of controlled corporation and Beneficial owner[(B)]	2,163,540,500[(B)]	72.84%

Notes:

(A) The 2,160,000,000 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of Hopewell Holdings Limited ("HHL"). The interests of Anber, Delta, Dover, Supreme and HHL in 2,160,000,000 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

(B) 3,540,500 shares were held as beneficial owner and the remaining 2,160,000,000 shares were held through interests of controlled corporations referred to in Note (A).

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 31st December, 2007.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of securities of the Company during the six months ended 31st December, 2007.

Employees and Remuneration Policies

As at 31st December, 2007, the Group, excluding the joint venture companies, had a total of 41 full-time employees, with 29 in Hong Kong and 12 in the PRC. The Group continues to provide competitive remuneration packages (including various fringe benefits including medical and personal accident insurance coverage) to employees based on the market practices and individual performance. In order to motivate and retain talent, the Group's remuneration policy is to reward performance. In addition to the contractual bonus and the discretionary bonus which may be granted to the employees based on the individual performance and the Group's performance, the Group has adopted a share option scheme since 2003 and a share award scheme since 2007. The Group has granted share options and share awards to employees to recognize the contributions made by such employees of the Group, to give incentive thereto for retention purpose and to attract suitable personnel for further development of the Group.

During the period under review, the Group organized various staff activities in order to foster staff relations and communication, build up team spirit and recognize the contribution of the employees. Training programs and workshops have also been conducted on an ongoing basis for promoting employees' job knowhow and productivity.

The Company was awarded Caring Company by the Hong Kong Council of Social Service for recognizing its contribution to the community in 2007.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model Code for Securities Transactions

The Company has adopted the Model Code as its own code for securities transactions by the Company's Directors and an employees' share dealing rule on terms no less exacting than those set out in the Model Code for the relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made of all Directors, each of the Directors has confirmed that he has complied fully with the required standard set out in the Model Code throughout the period under review.

Disclosure under Chapter 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600 million with a tenor of 5 years from 13th October, 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of Hopewell Holdings Limited.

Change of Director

Mr. Yuk Keung IP was appointed an Independent Non-Executive Director and a member of the Audit Committee of the Company and Hopewell Holdings Limited ("HHL") both with effect from 13th August, 2007. Due to other business commitments, Mr. IP has resigned as independent non-executive director of both the Company and HHL with effect from 29th February, 2008. The Board would like to express appreciation to Mr. IP for his contribution to the Company during his tenure of office.

On behalf of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 28th February, 2008

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 33, which comprises the condensed consolidated balance sheet of Hopewell Highway Infrastructure Limited as of 31st December, 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
28th February, 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

	NOTES	*Six months ended 31st December,* 2006 *(unaudited)* *HK$'000*	**2007** ***(unaudited)*** ***HK$'000***
Turnover	3	1,004,325	**923,520**
Other income	4	217,707	**343,109**
Toll operation expenses		(71,397)	**(98,657)**
Depreciation and amortisation charges		(187,928)	**(206,792)**
General and administrative expenses		(51,915)	**(81,944)**
Finance costs	5	(161,109)	**(163,912)**
Gain on disposal of a jointly controlled entity	6	—	**973,594**
Profit before tax		749,683	**1,688,918**
Income tax expenses	7	(56,126)	**(297,444)**
Profit for the period	8	693,557	**1,391,474**
Attributable to:			
Equity holders of the Company		681,747	**1,382,830**
Minority interests		11,810	**8,644**
Profit for the period		693,557	**1,391,474**
Dividends paid	9	504,564	**594,065**
		HK Cents	***HK Cents***
Earnings per share	10		
Basic		22.99	**46.55**
Diluted		22.98	**46.54**

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2007

	NOTES	30th June, 2007 (audited) HK$'000	**31st December, 2007 (unaudited) HK$'000**
ASSETS			
Non-current Assets			
Property and equipment		10,203,577	**8,274,692**
Additional investment cost in jointly controlled entities		1,705,738	**1,130,465**
Investment in toll expressway project under development		49,631	**50,852**
Prepaid lease payments		125,714	**128,221**
Balances with jointly controlled entities		806,231	**258,753**
		12,890,891	**9,842,983**
Current Assets			
Inventories		2,845	**3,302**
Deposits and prepayments		27,938	**40,278**
Other receivables		62,944	**55,553**
Other receivable from a joint venture partner		87,036	**—**
Balance with a jointly controlled entity		—	**382,702**
Prepaid lease payments		4,846	**5,045**
Pledged bank balances and deposits		392,854	**127,087**
Bank balances and cash			
The Group		3,904,064	**6,251,674**
Jointly controlled entities		51,121	**2,021**
		4,533,648	**6,867,662**
Total Assets		17,424,539	**16,710,645**

	NOTES	30th June, 2007 (audited) HK$'000	**31st December, 2007 (unaudited) HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	11	297,033	**297,040**
Share premium and reserves		10,598,062	**11,381,555**
Equity attributable to equity holders of the Company		10,895,095	**11,678,595**
Minority interests		44,383	**44,914**
Total Equity		10,939,478	**11,723,509**
Non-current Liabilities			
Bank and other loans	12	4,995,287	**3,885,706**
Balances with joint venture partners		602,564	**243,325**
Deferred tax liabilities	13	255,308	**197,346**
		5,853,159	**4,326,377**
Current Liabilities			
Other payables, accruals and deposits received		257,449	**324,539**
Bank and other loans	12	219,776	**255,803**
Other payable to a jointly controlled entity		118,213	**—**
Other interest payable		7,530	**6,760**
Tax liabilities		28,934	**73,657**
		631,902	**660,759**
Total Liabilities		6,485,061	**4,987,136**
Total Equity and Liabilities		17,424,539	**16,710,645**

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Share capital HK$'000	Share premium HK$'000	PRC statutory reserves HK$'000	Translation reserve HK$'000	Shares held for Share Award Scheme HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st July, 2006 (audited)	294,962	7,387,916	94,716	89,834	—	—	—	2,432,751	10,300,179	35,656	10,335,835
Exchange gain on translation of operation outside Hong Kong (recognised directly in equity)	—	—	—	63,651	—	—	—	—	63,651	—	63,651
Profit for the period	—	—	—	—	—	—	—	681,747	681,747	11,810	693,557
Total recognised income for the period	—	—	—	63,651	—	—	—	681,747	745,398	11,810	757,208
Recognition of equity settled share based payments	—	—	—	—	—	516	—	—	516	—	516
Issue of ordinary shares upon exercise of warrants	1,831	74,696	—	—	—	—	—	—	76,527	—	76,527
Issue of ordinary shares upon exercise of share options	10	478	—	—	—	—	—	—	488	—	488
Transfer between reserves	—	—	11,456	—	—	—	—	(11,456)	—	—	—
Final dividend paid for year ended 30th June, 2006	—	—	—	—	—	—	—	(504,564)	(504,564)	—	(504,564)
Dividend paid to a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	(7,073)	(7,073)
At 31st December, 2006 (unaudited)	296,803	7,463,090	106,172	153,485	—	516	—	2,598,478	10,618,544	40,393	10,658,937
At 1st July, 2007 (audited)	**297,033**	**7,474,073**	**106,353**	**201,115**	**(5,535)**	**1,743**	**1,433**	**2,818,880**	**10,895,095**	**44,383**	**10,939,478**
Exchange gain on translation of operation outside Hong Kong (recognised directly in equity)	—	—	—	**75,854**	—	—	—	—	**75,854**	—	**75,854**
Profit for the period	—	—	—	—	—	—	—	**1,382,830**	**1,382,830**	**8,644**	**1,391,474**
Transfer to profit or loss on disposal of a jointly controlled entity	—	—	—	**(76,918)**	—	—	—	—	**(76,918)**	—	**(76,918)**
Total recognised income and expenses for the period	—	—	—	**(1,064)**	—	—	—	**1,382,830**	**1,381,766**	**8,644**	**1,390,410**
Change in profit sharing of a jointly controlled entity	—	—	**(4,254)**	**(3,475)**	—	—	—	—	**(7,729)**	—	**(7,729)**
Recognition of equity settled share based payments	—	—	—	—	—	**1,329**	**1,778**	—	**3,107**	—	**3,107**
Issue of ordinary shares upon exercise of share options	**7**	**482**	—	—	—	**(68)**	—	—	**421**	—	**421**
Transfer between reserves	—	—	**7,411**	—	—	—	—	**(7,411)**	—	—	—
Final dividend paid for year ended 30th June, 2007	—	—	—	—	—	—	—	**(594,065)**	**(594,065)**	—	**(594,065)**
Dividend paid to a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	**(8,113)**	**(8,113)**
At 31st December, 2007 (unaudited)	**297,040**	**7,474,555**	**109,510**	**196,576**	**(5,535)**	**3,004**	**3,211**	**3,600,234**	**11,678,595**	**44,914**	**11,723,509**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31st December,	
	2006	***2007***
	(unaudited)	***(unaudited)***
	HK$'000	***HK$'000***
Net cash from operating activities	885,443	**762,568**
Net cash from investing activities:		
Net cash flow arising on disposal of a jointly controlled entity	—	**1,719,912**
Tax paid on disposal of a jointly controlled entity	—	**(132,376)**
Purchase of property and equipment	(48,370)	**(324,369)**
Interest received	89,219	**127,268**
Repayment of loans made to a jointly controlled entity	—	**503,312**
Advance of loans made to a jointly controlled entity	—	**(47,500)**
Other investing cashflows	30,967	**111**
	71,816	**1,846,358**
Net cash used in financing activities:		
Proceeds from issue of shares	77,015	**421**
Interest paid	(143,922)	**(143,300)**
New bank and other loans raised	—	**505,056**
Repayment of bank and other loans	(187,630)	**(95,139)**
Dividends paid to:		
— equity holders of the Company	(504,564)	**(594,065)**
— a minority shareholder of a subsidiary	(7,073)	**(8,113)**
Repayment of loans made from a joint venture partner	—	**(284,075)**
(Repayment) advance of loans made by a joint venture partner	(23,255)	**62,578**
	(789,429)	**(556,637)**
Net increase in cash and cash equivalents	167,830	**2,052,289**
Cash and cash equivalents at 1st July	3,384,189	**4,322,389**
Effect of foreign exchange rate changes	9,009	**(4,176)**
Effect of change in profit sharing of a jointly controlled entity	—	**(15,352)**
Cash and cash equivalents at 31st December	3,561,028	**6,355,150**
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	3,303,731	**6,253,695**
Pledged bank balances and deposits	257,297	**101,455**
Cash and cash equivalents at 31st December	3,561,028	**6,355,150**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31st December, 2007

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with International Accounting Standard 34 "Interim Financial Reporting" issued by International Accounting Standards Board ("IASB").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair values at initial recognition, as appropriate. The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2007.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations (the "new IFRSs") issued by the IASB, which are effective for the Group's financial year beginning 1st July, 2007.

IAS 1 (Amendment)	Capital disclosures
IFRS 7	Financial instruments: disclosures
IFRIC 10	Interim financial reporting and impairment
IFRIC 11	IFRS 2 — Group and treasury share transactions

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new or revised standards, amendments or interpretations that have been issued but are not yet effective.

IAS 1 (Revised)	Presentation of financial statements[1]
IAS 23 (Revised)	Borrowing costs[1]
IAS 27 (Revised)	Consolidated and separate financial statements[2]
IAS 32 & 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[1]
IFRS 2 (Amendment)	Vesting conditions and cancellations[1]
IFRS 3 (Revised)	Business combinations[2]
IFRS 8	Operating segments[1]
IFRIC 12	Service concession arrangements[3]
IFRIC 13	Customer loyalty programmes[4]
IFRIC 14	IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction[3]

1 Effective for annual periods beginning on or after 1st January, 2009
2 Effective for annual periods beginning on or after 1st July, 2009
3 Effective for annual periods beginning on or after 1st January, 2008
4 Effective for annual periods beginning on or after 1st July, 2008

2. PRINCIPAL ACCOUNTING POLICIES (continued)

Except for IFRIC 12 and IFRS 8, the directors anticipate that the application of these new or revised standards or interpretations will have no material impact on the results and the financial position of the Group.

IFRIC 12 "Service Concession Arrangements" applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. Infrastructure within the scope of this interpretation shall not be recognised as property and equipment of the operator because the contractual service arrangement does not convey the right to control the use of the public service infrastructure to the operator. The Group's jointly controlled entities, as operators, have access to infrastructure to provide a public service on behalf of the grantor in accordance with the terms specified in the respective contracts. The operator shall recognise an intangible asset to the extent that it received a right to charge users of the public service. A right to charge users of the public service is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service. This interpretation requires the operator to account for its intangible asset in accordance with IAS 38 "Intangible Assets". IAS 38 requires an intangible asset with a finite economic life to be amortised over that life and the amortisation method used shall reflect the pattern in which the asset's future economic benefits are expected to be consumed by the entity. The directors of the Company anticipate that the application of this interpretation will change the balance sheet presentation and disclosure of the service concession arrangements but are still in the process of assessing the impact on the results and the financial position of the Group. This interpretation is applicable to the Group and the Group will apply it for the annual periods beginning 1st July, 2008 retrospectively.

IFRS 8 "Operating segments" sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. This standard requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. The directors of the Company are still in the process of assessing the impact of adoption of this standard on the financial statements of the Group. This standard is applicable to the Group and the Group will apply it for the annual periods beginning 1st July, 2009 retrospectively.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll expressways, net of business tax and is analysed as follows:

	Six months ended 31st December,	
	2006	***2007***
	HK$'000	***HK$'000***
Toll fee income	1,035,454	**952,094**
Business tax	(31,129)	**(28,574)**
	1,004,325	**923,520**

The Group has only one business segment, namely the development, operation and management of toll expressways in the People's Republic of China (the "PRC") through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management consider that the Group has only one geographical segment.

4. OTHER INCOME

	Six months ended 31st December,	
	2006	***2007***
	HK$'000	***HK$'000***
Imputed interest income on interest-free loan made to a jointly controlled entity	10,951	**31,011**
Interest income from:		
A jointly controlled entity	17,836	**9,386**
Bank deposits	89,219	**127,268**
Net exchange gain	85,765	**152,482**
Rental income	1,503	**1,727**
Management fee income from jointly controlled entities	1,756	**1,255**
Others	10,677	**19,980**
	217,707	**343,109**

5. FINANCE COSTS

	Six months ended 31st December,	
	2006	***2007***
	HK$'000	***HK$'000***
Interest on:		
Bank loans	141,735	**145,974**
Loan made by a joint venture partner	150	**—**
Other loans wholly repayable within five years	131	**—**
Imputed interest on:		
Interest-free loan made by joint venture partners	12,663	**26,509**
Other interest-free loan	147	**159**
	154,826	**172,642**
Other financial expenses (note a)	6,283	**6,242**
	161,109	**178,884**
Less: Amounts capitalised (note b)	—	**(14,972)**
	161,109	**163,912**

Notes:

(a) Other financial expenses mainly represent the amortisation of the up-front fees and related charges in connection with the revolving credit and term loan facilities in the aggregate amount of HK$3,600,000,000 offered to the Group by a syndicate of banks which is available for the period of 5 years commencing from 13th October, 2005. At 30th June, 2007 and 31st December, 2007, the Group had not utilised any part of such facilities.

(b) Borrowing costs capitalised during the period arose on a loan made by a joint venture partner and a bank loan by applying a capitalisation rate of 5.27% per annum to expenditure on qualifying assets.

6. DISPOSAL OF A JOINTLY CONTROLLED ENTITY

On 9th August, 2007, the Group entered into an agreement with the PRC joint venture partner of 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a jointly controlled entity of the Group, pursuant to which the Group agreed to sell, and the PRC partner of Ring Road JV agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712,550,000 (equivalent to approximately HK$1,765,907,000). The disposal was completed in late September 2007 and the gain on disposal of a jointly controlled entity was recognised in the condensed consolidated income statement.

The results of Ring Road JV included in the condensed consolidated income statement were as follows:

	Six months ended 31st December,	
	2006	***2007***
	HK$'000	***HK$'000***
Turnover	95,429	**45,516**
Other income	21,813	**24,441**
Toll operation expenses	(15,238)	**(16,424)**
Depreciation	(17,674)	**(11,107)**
General and administrative expenses	(5,109)	**(6,451)**
Finance costs	(17,016)	**(21,440)**
Profit before tax	62,205	**14,535**
Taxation	(554)	**(46,201)**
Profit (loss) after tax	61,651	**(31,666)**

The Group's proportionate share of the net assets of Ring Road JV at the date of disposal were as follows:

	HK$'000
Net assets disposed of:	
Property and equipment	2,206,616
Other receivables from joint venture partners	237,801
Bank balances and cash	45,995
Other current assets	2,956
Bank loans	(1,419,061)
Balances with joint venture partners	(111,681)
Deferred tax liabilities	(154,859)
Other payables, accruals and deposits received	(21,941)
Other current liabilities	(2,326)
	783,500
Additional investment cost in a jointly controlled entity	231,150
Assignment of balance with a jointly controlled entity	129,806
Assignment of other payable to a jointly controlled entity	(275,225)
Release of translation reserve	(76,918)
	792,313
Gain on disposal	973,594
Total consideration	1,765,907
Satisfied by:	
Cash	1,765,907
Net cash inflow (outflow) arising on disposal:	
Cash consideration	1,765,907
Bank balances and cash disposed of	(45,995)
	1,719,912

7. INCOME TAX EXPENSES

	Six months ended 31st December, 2006 HK$'000	**2007 HK$'000**
The tax charge (credit) comprises:		
PRC Enterprise Income Tax		
The Group	372	**155,305**
Jointly controlled entity	49,773	**52,065**
Deferred taxation (note 13)		
Current period	5,981	**(15,450)**
Effect of change in tax rate	—	**105,524**
	56,126	**297,444**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

The PRC Enterprise Income Tax charge of the Group represents the provision of the PRC withholding tax on receivable from 廣深珠高速公路有限公司 Guangzhou Shenzhen Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, amounting to RMB725,140,000 in relation to repayment of additional development expenditure for the construction and development of the toll expressway operated by GS Superhighway JV previously incurred by the Group, amounting to approximately HK$22,889,000 (six months ended 31st December, 2006: Nil), provision of the PRC withholding tax on disposal of interest in Ring Road JV amounting to approximately HK$132,376,000 (six months ended 31st December, 2006: Nil) and provision of the PRC withholding tax on income received and receivable from the Group's jointly controlled entities amounting to approximately HK$40,000 (six months ended 31st December, 2006: HK$372,000), which are calculated at the rates prevailing in the PRC.

The PRC Enterprise Income Tax charge of the jointly controlled entity represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of GS Superhighway JV, which is calculated at 7.5% (six months ended 31st December, 2006: 7.5%) of the estimated assessable profit for the period.

On 16th March, 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which will change the tax rate from 18% (including 3% local tax) to 25% for both PRC jointly controlled entities of the Group from 1st January, 2008. On 26th December, 2007, the State Council announced the detailed measures and regulations of the New Law ("Implementation Rules"). The Implementation Rules ratcheted the PRC Enterprise Income Tax 15% rate over five years to 25% for grandfathering of incentives. It has been discussed that grandfathering would apply to both the "2+3" exemption (two year exemption from tax and three years of half the regular tax rate) or "5+5" exemption (five year exemption from tax and five years of half the regular tax rate) and for enterprises enjoying certain geographic incentive rates (often 15%). For those enterprises that paid at this 15% rate, the 15% rate would ratchet up to 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. The deferred tax balances has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

8. PROFIT FOR THE PERIOD

	Six months ended 31st December, 2006 HK$'000	**2007 HK$'000**
Profit for the period has been arrived at after charging:		
Amortisation of:		
Additional investment cost in jointly controlled entities	28,711	**20,325**
Prepaid lease payments	2,435	**2,578**
Depreciation of:		
Toll expressways	148,869	**173,797**
Other property and equipment	7,913	**10,092**
Gain on disposal of property and equipment	(126)	**(22)**

9. DIVIDENDS

A final dividend of HK20 cents per share (year ended 30th June, 2006: HK17 cents) for the year ended 30th June, 2007 was paid to shareholders on 5th October, 2007.

The directors have declared that an interim dividend and a special interim dividend in respect of the year ending 30th June, 2008 of HK17 cents per share (year ended 30th June, 2007: HK15 cents) and HK7 cents per share (year ended 30th June, 2007: Nil) respectively, totalling approximately HK$712,915,000 (year ended 30th June, 2007: HK$445,249,000) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 20th March, 2008.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended 31st December, 2006 HK$'000	**2007 HK$'000**
Earnings for the purpose of basic and diluted earnings per share	681,747	**1,382,830**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,965,201,942	**2,970,333,326**
Effect of dilutive potential ordinary shares:		
Share options	425,068	**653,032**
Unvested shares awarded	—	**517,001**
Warrants	942,189	**—**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	2,966,569,199	**2,971,503,359**

The weighted average number of ordinary shares shown above has been arrived at after deducting the Company's shares held by HHI Employee's Share Award Scheme Trust.

11. SHARE CAPITAL

	Number of shares	Nominal amount HK$'000
Ordinary shares of HK$0.1 each		
Authorised:		
At 1st July, 2007 and 31st December, 2007	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
At 1st July, 2007	2,970,326,283	297,033
Issue of shares upon exercise of share options	72,000	7
At 31st December, 2007	**2,970,398,283**	**297,040**

Share Options Scheme

During the period, the Company granted options to certain employees to subscribe for a total of 760,000 ordinary shares in the Company at the subscription price of HK$6.746 per share.

During the period, the Company issued 72,000 ordinary shares at the subscription price of HK$5.858 each for a total cash consideration of HK$421,000 upon the exercise of the options previously granted. These shares rank pari passu in all respects with the existing ordinary shares.

Share Award Scheme

There are no changes during the period in the shares in the Company awarded.

12. BANK AND OTHER LOANS

	30th June, 2007 HK$'000	**31st December, 2007 HK$'000**
Bank loans, secured	5,210,224	**4,136,443**
Other loan, unsecured	4,839	**5,066**
	5,215,063	**4,141,509**
The borrowings are repayable as follows:		
On demand or within one year	219,776	**255,803**
In the second year	250,057	**226,565**
In the third to fifth years inclusive	1,028,363	**816,500**
After five years	3,716,867	**2,842,641**
	5,215,063	**4,141,509**
Less: Amounts due for settlement within one year (shown under current liabilities)	(219,776)	**(255,803)**
Amounts due for settlement after one year	4,995,287	**3,885,706**

12. BANK AND OTHER LOANS (continued)

Analysis of the borrowings by currency:

	At 30th June, 2007			
	US$ loans HK$'000	*HK$ loans HK$'000*	*RMB loans HK$'000*	*Total HK$'000*
Bank loans	3,195,488	499,847	1,514,889	5,210,224
Other loan	—	—	4,839	4,839
	3,195,488	499,847	1,519,728	5,215,063

	At 31st December, 2007			
	US$ loans HK$'000	***HK$ loans HK$'000***	***RMB loans HK$'000***	***Total HK$'000***
Bank loans	**3,046,487**	**—**	**1,089,956**	**4,136,443**
Other loan	**—**	**—**	**5,066**	**5,066**
	3,046,487	**—**	**1,095,022**	**4,141,509**

13. DEFERRED TAX LIABILITIES

The deferred tax liabilities represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components and movements in the deferred tax liabilities (assets) are as follows:

	Accelerated tax depreciation HK$'000	***Tax losses HK$'000***	***Provisions HK$'000***	***Total HK$'000***
At 1st July, 2006	227,449	(34,000)	—	193,449
Exchange adjustments	5,706	(842)	—	4,864
Charge to condensed consolidated income statement for the period	4,950	1,031	—	5,981
At 31st December, 2006	238,105	(33,811)	—	204,294
Exchange adjustments	7,294	(1,052)	—	6,242
Charge to condensed consolidated income statement for the period	9,909	34,863	—	44,772
At 30th June, 2007	255,308	—	—	255,308
Exchange adjustments	6,823	—	—	6,823
Disposal of a jointly controlled entity	(154,859)	—	—	(154,859)
Charge (credit) to condensed consolidated income statement for the period	(9,481)	—	(5,969)	(15,450)
Effect of change in tax rate	105,524	—	—	105,524
At 31st December, 2007	**203,315**	**—**	**(5,969)**	**197,346**

14. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31st December, 2007 amounted to approximately HK$16,049,886,000 (30th June, 2007: HK$16,792,637,000). The Group's net current assets at 31st December, 2007 amounted to approximately HK$6,206,903,000 (30th June, 2007: HK$3,901,746,000).

15. CAPITAL COMMITMENTS

At 31st December, 2007, the Group had outstanding commitments to make capital contributions to Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") for development of the Phase II of the Western Delta Route ("Phase II West") of approximately RMB590,768,000 (30th June, 2007: RMB682,570,000).

At 31st December, 2007, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of the Phase III of the Western Delta Route of approximately RMB570,500,000 (30th June, 2007: RMB570,500,000).

At 31st December, 2007, GS Superhighway JV and West Route JV had outstanding commitments proportionately shared by the Group in respect of the acquisition of property and equipment, and construction of the Phase II West contracted but not provided for totalling approximately HK$2,116,049,000 (30th June, 2007: HK$1,426,000,000 for GS Superhighway JV, Ring Road JV and West Route JV).

16. PLEDGE OF ASSETS

At 31st December, 2007, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	30th June, 2007 HK$'000	***31st December, 2007 HK$'000***
Toll expressways	6,972,866	**6,859,262**
Prepaid lease payments	84,864	**86,623**
Bank deposits	392,854	**127,087**
Other assets	231,238	**316,543**
	7,681,822	**7,389,515**

At 30th June, 2007, the toll collection right of GS Superhighway JV, 65% of the toll collection right of Phase I West and 90% of the toll collection right of Ring Road JV were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity. At 31st December, 2007, the toll collection right of GS Superhighway JV , 65% of the toll collection right of Phase I West and 100% of the toll collection right of Phase II West of West Route JV were pledged to banks to secure general banking facilities granted to the respective jointly controlled entity.

17. RELATED PARTY TRANSACTIONS

Amounts due from and to related parties are disclosed in the condensed consolidated balance sheet.

During the six months ended 31st December, 2007, the Group paid rental, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$938,000 (six months ended 31st December, 2006: HK$753,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the six months ended 31st December, 2007:

		Six months ended 31st December,	
		2006	**2007**
Relationship	***Nature of transaction***	*HK$'000*	***HK$'000***
Joint venture partner of GS Superhighway JV	Interest payable	305	—
	Reimbursement of operating expenses	1,867	**274**
	Dividend paid and payable	843,497	**411,824**
PRC joint venture partner of Ring Road JV	Management fee paid and payable	2,000	—
	Reimbursement of interest expenses	—	**6,290**
Foreign joint venture partner of Ring Road JV	Management fee paid and payable	1,000	—
	Reimbursement of interest expenses	17,043	**20,361**

At 31st December, 2006, the Company and the holding company of the foreign joint venture partner of the Ring Road JV had separately given guarantees to a PRC bank for bank loan facilities of RMB720,500,000 and RMB586,330,000 respectively granted to Ring Road JV. The guarantees were released in June 2007.

CORPORATE INFORMATION AND KEY DATES

Board of Directors

Sir Gordon Ying Sheung WU *GBS, KCMG, FICE Chairman*
Mr. Eddie Ping Chang HO *Vice Chairman*
Mr. Thomas Jefferson WU *Managing Director*
Mr. Alan Chi Hung CHAN *Deputy Managing Director*
Ir. Leo Kwok Kee LEUNG
Mr. Lijia HUANG
Mr. Cheng Hui JIA
Mr. Barry Chung Tat MOK
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#
Mr. Yuk Keung IP#

Independent Non-Executive Directors

Audit Committee

Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI
Mr. Yuk Keung IP

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business

Room 63-02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

Tel : (852) 2528 4975
Fax : (852) 2861 2068, (852) 2861 0177

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 737)

Principal Bankers+

Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
Chong Hing Bank Limited
Citibank, N.A.
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office

Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555 Fax : (852) 2529 6087

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683 Fax : (852) 2861 2068
Email : ir@hopewellhighway.com

Web Page

www.hopewellhighway.com

Key Dates

Interim results announcement	28th February, 2008
Closure of Register	17th March, 2008 to 20th March, 2008 (both days inclusive)
Interim dividend and special interim dividend payable (HK17 cents and HK7 cents respectively per ordinary share)	26th March, 2008

目錄

集團業績

合和公路基建有限公司(「公司」)董事會欣然宣佈截至二零零七年十二月三十一日止六個月公司及其附屬公司(「集團」)未經審核之中期業績。

截止二零零七年十二月三十一日止六個月，集團全部收費高速公路按比例分佔之淨路費收入由去年同期港幣10.04億元減少8%至港幣9.24億元，主要由於在二零零七年九月出售廣州東南西環高速公路(「東南西環高速公路」)之45%權益、集團於其共同控制個體一廣深珠高速公路有限公司(「廣深高速公路合營企業」)之溢利分配比例自二零零七年七月一日起根據合作合同由50%調整至48%以及自二零零七年十月十八日起至二零零八年一月十日廣州一深圳高速公路(「廣深高速公路」)新塘至東莞段南行主線因保養及改善工程而暫時封閉所致。集團全部路費收入總額中，廣深高速公路約佔91%，錄得約港幣8.42億元，而珠江三角洲西岸幹道第I期(「西綫I期」)及東南西環高速公路則分別佔4%及5%，錄得約港幣3,600萬元及港幣4,600萬元。

集團於中國之所有收費高速公路按比例分佔之淨路費收入分配如下：

	截至十二月三十一日止六個月	
	二零零六年 *港幣百萬元*	***二零零七年*** ***港幣百萬元***
廣深高速公路	877	**842**
西綫I期	35	**36**
東南西環高速公路	92	**46**
	1,004	**924**

截至二零零七年十二月三十一日止六個月之費用總額(包括收費公路營運費用、折舊和攤銷費用及一般和行政費用)增加至港幣3.87億元，主要由於一次性的員工成本撥備增加。

公司股權持有人應佔溢利較去年同期之港幣6.82億元增加103%至港幣13.83億元，主要由於以代價人民幣17.1255億元向合營企業之中國合作夥伴出售其於東南西環高速公路之45%權益，從中獲得港幣9.74億元之除税前出售收益，以及人民幣升值，包括一間合營企業之美元貸款(集團截至二零零七年十二月三十一日止按比例分佔貸款之74%)折算人民幣時產生之匯兑收益港幣1.52億元。

於二零零七年三月十六日，中國頒佈《中華人民共和國企業所得税法》(「中國新企業所得税法」)，將於二零零八年一月一日生效。集團之中國共同控制個體所得税税率將於五年內由18%遞增至25%(二零零九年：20%；二零一零年：22%；二零一一年：24%；及二零一二年：25%)。根據此法例，目前享有企業所得税優惠之廣深高速公路合營企業及西綫I期合營企業可繼續享有餘下未享用之税項優惠，直至有關屆滿日期為止。遞延税項結餘已作調整以增加遞延税項支出。

中期股息及特別中期股息

董事會宣佈派發截至二零零八年六月三十日止財政年度之中期股息每普通股港幣17仙(二零零七年六月三十日:港幣15仙)及特別中期股息,每普通股港幣7仙(二零零七年六月三十日:無)。中期及特別中期股息將約於二零零八年三月二十六日派發予於二零零八年三月二十日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零八年三月十七日(星期一)至二零零八年三月二十日(星期四),包括首尾兩天在內,暫停辦理股份過戶登記手續。股東如欲獲享中期及特別中期股息,必須於二零零八年三月十四日(星期五)下午四時三十分前,將所有過戶文件連同有關股票,送達公司在香港之股份登記處－香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

截至二零零七年十二月三十一日止六個月，集團所投資的高速公路項目一廣深高速公路及西綫I期的綜合日均車流量錄得5%增長至36.35萬架次，而期內綜合日均路費總收入則減少5%至人民幣980萬元，六個月的路費總收入為人民幣18.06億元。路費收入減少的主要原因為自二零零七年十月十八日起，廣深高速公路的新塘至東莞段南行主線封閉進行維修／改善工程，該工程已提早完成，而該維修路段於二零零八年一月十日重開通車。

近年來，由於中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度及延長了交地的時間，珠江三角洲西岸幹道第II期（「西綫II期」）的建設仍不斷進行，按現時計劃，約於二零零九年底建成。而珠江三角洲西岸幹道第III期（「西綫III期」）申請立項所需的前期工作亦正在進行中。

於二零零七年八月九日，集團與廣州東南西環高速公路有限公司（「環城公路合營企業」）之中方夥伴訂立協議，集團以人民幣17.1255億元出售其在此合營企業之所有權益。有關交易已在二零零七年九月完成，並帶來港幣9.74億元的（除税前）出售盈利 。

中國的新企業所得税法已於二零零八年一月一日起實施，新税率由現時的18%於二零零八年一月一日起的五年內遞增至25%（二零零九年：20%；二零一零年：22%；二零一一年：24%；二零一二年：25%）。根據此法規，目前享有企業所得税優惠之廣深高速公路合營企業及西綫I期合營企業可繼續享有餘下未享用之税項優惠，直至有關日期屆滿為止。

受惠於人民幣持續升值，廣深高速公路合營企業的美元貸款折算人民幣時產生了匯兑收益。集團現時財務狀況非常穩健，截至二零零七年十二月三十一日，集團（不包括共同控制個體）持有現金港幣62.52億元及尚未提用的港幣36億元銀行貸款額度。

廣州－深圳高速公路

廣深高速公路是珠江三角洲高速公路網絡內之主要幹道，連接廣州、東莞、深圳及香港四個主要城市。於回顧期內，廣深高速公路日均車流量較去年同期增長5%達33.6萬架次，日均路費收入則減少5%至人民幣940萬元，六個月的路費總收入為人民幣17.34億元。路費收入減少的主要原因為自二零零七年十月十八日起，廣深高速公路的新塘至東莞段南行主線暫時封閉以進行維修／改善工程。於此期內，日均路費收入較去年同期減少約人民幣170萬元；雖然每日路費收入減少約17%，但每日車流量僅減少約3%，表示於維修／改善期內分流的車輛於繞過封閉路段後重返廣深高速公路。 該工程已提早完成，而該維修路段已於二零零八年一月十日重開

通車。廣深高速公路合營企業已於二零零八年二月十八日開始對東莞至新塘段北行主線進行相類似的維修／改善工程，按現時計劃，工程將於截至二零零八年六月三十日止之本財政年度內完成。集團相信該等工程將為廣深高速公路的營運帶來長遠效益。

廣深高速公路
平均每日車流量
（架次千輛）



320
336
2006
2007
七月至十二月

廣深高速公路
平均每日路費收入
（人民幣千元）



9,968
9,400
2006
2007
七月至十二月

廣深高速公路
以車輛類別劃分之車流量



100%
80%
60%
40%
20%
0%
67.6%
68.0%
4.5%
1.9%
2.2%
2006
2007
七月至十二月
一類車
二類車
三類車
四類車
五類車

有關公司在廣深高速公路建設期間所投入的額外投資，廣深高速公路合營企業已於二零零八年一月支付公司一附屬公司人民幣7.2514億元。

廣深高速公路繼續專注交通管理事宜；於回顧期內，投入資源以增加路政巡邏及拯救服務及增加安全措施，以提高交通意外處理的效率並減少意外造成的交通堵塞。因此，於二零零七年內，意外的死亡人數減少。

隨著廣東省經濟的持續增長及汽車擁有量的快速增加，集團相信廣深高速公路的車流量及路費收入將保持平穩增長。為應付日益增加的交通需求，廣深高速公路合營企業正進一步完善擴建廣深高速公路至雙向共十車道的可行性研究。

根據合作合同規定，自二零零七年七月一日起，集團的利潤分配比例由50%調整為48%。

珠江三角洲西岸幹道第I期

西綫I期北連廣州的東南西環高速公路，南接順德的105國道及碧桂公路，是現時唯一連接廣州至順德的高速公路。

過去一年，佛山市一條與西綫I期平行的免費路對西綫I期所造成的分流影響漸趨穩定；同時，自二零零七年九月中起，東南西環高速公路免收費，西綫I期車流顯著增加，令西綫I期的路費收入恢復增長。於回顧期內，日均車流量27,500架次，較去年同期增長2%，日均路費收入人民幣39萬元，較去年同期下跌1%。回顧期之六個月的路費總收入為人民幣7,200萬元。

西綫I期
平均每日車流量
（架次千輛）


27.0
27.5
2006
2007
七月至十二月

西綫I期
平均每日路費收入
（人民幣千元）


396
390
2006
2007
七月至十二月

西綫I期
以車輛類別劃分之車流量


100%
80%
60%
40%
20%
0%
51.8%
55.8%
10.5%
8.6%
26.1%
24.3%
2.0%
2.1%
2006
2007
七月至十二月
一類車
二類車
三類車
四類車
五類車

隨著大量汽車通過免費的東南西環高速公路進出西綫I期，集團相信西綫I期的車流量及路費收入將持續增長。

珠江三角洲西岸幹道第II期及第III期

西綫II期高速公路全長46公里，雙向共六車道，北連西綫I期，南接中山的105國道及規劃中的西部快速公路。該項目由集團之一間附屬公司（即參與西綫I期的附屬公司）參佔50%權益。近年來，由於中央政府對全國的土地使用審批嚴格，增加了徵地拆遷的難度及延長了交地的時間，西綫II期的建設仍不斷進行，現時計劃於二零零九年底建成。

西綫III期高速公路長約38公里，北連西綫II期，南達珠海。集團之一間附屬公司(即參與西綫I期的附屬公司)已與中方夥伴(同為西綫I期及西綫II期的中方夥伴)簽訂協議，共同投資、建設及經營西綫III期。西綫III期立項申請的前期工作正在進行中。

預期在西綫II期及西綫III期相繼建成後，珠江三角洲西岸幹道將貫通廣州、佛山、中山及珠海等重要城市，成為珠江三角洲西岸的策略性幹道。

港珠澳大橋項目

根據傳媒報導，中央政府對港珠澳大橋項目高度支持，項目的各項可行性研究已接近完成。集團相信當該項目展開招標時，集團將會處於有利位置，可擔當一個重要角色。

資金流動性及財務資源

集團之債務總額對比資產總額比率及資產負債比率（債務淨額對比公司股權持有人應佔權益）分別為26%（二零零七年六月三十日：33%）及零（二零零七年六月三十日：13%）。集團之資產與負債結構載列如下：

	於二零零七年六月三十日 港幣百萬元	***於二零零七年十二月三十一日 港幣百萬元***
債務總額	5,818	**4,385**
債務淨額(附註)	1,470	–
資產總額	17,425	**16,711**
公司股權持有人應佔權益	10,895	**11,679**
債務總額對比資產總額	33%	**26%**
債務淨額對比公司股權持有人應佔權益	13%	**0%**

附註：債務淨額為債務總額扣除銀行結餘及現金（包括已抵押銀行結餘及存款）。

截至二零零五年、二零零六年及二零零七年六月三十日止過去三個年度，平均年度現金流入淨額（扣除支付公司股東股息及公司營運開支後）約為港幣6.16億元。於回顧期內，現金流入淨額為港幣23.48億元（其中港幣16.34億元來自出售集團於環城公路合營企業45%之權益）。

於二零零七年十二月三十一日，集團按比例分佔共同控制個體之銀行及其他貸款總額約港幣41.42億元（二零零七年六月三十日：港幣52.15億元），概況載列如下：

(a) 99.9%為銀行貸款（二零零七年六月三十日：99.9%）及0.1%為其他貸款（二零零七年六月三十日：0.1%）；及

(b) 74%以美元為單位（二零零七年六月三十日：61%），26%以人民幣為單位（二零零七年六月三十日：29%）及概無以港幣為單位（二零零七年六月三十日：10%）。

集團流動資產淨值由二零零七年六月三十日約港幣39.02億元增加59%至二零零七年十二月三十一日之港幣62.07億元。

集團於二零零五年十月取得一項港幣36億元五年期無抵押銀團循環及定期貸款融資。該融資於二零零七年六月三十日及二零零七年十二月三十一日均未被提取。

於二零零七年十二月三十一日，集團之可用及未提取信貸額及銀行結餘及現金約為港幣98.52億元（二零零七年六月三十日：港幣75.04億元）。連同來自集團共同控制個體 — 廣深高速公路合營企業之穩定現金股息，進一步增強集團對計劃中及潛在投資機會，尤其包括港珠澳大橋項目的融資提供資金能力。

債務到期情況

集團按比例分佔共同控制個體於二零零七年十二月三十一日對比二零零七年六月三十日之銀行及其他貸款還款期概況，載列如下：

	於二零零七年六月三十日	**於二零零七年十二月三十一日**
於一年內償還	4%	**6%**
一年至五年內償還	25%	**25%**
五年後償還	71%	**69%**

除上述債務以外，集團於二零零七年六月三十日及十二月三十一日均無其他銀行貸款。共同控制個體之銀行貸款為浮息貸款。

利率及匯率風險

收取自集團共同控制個體之現金股息以港幣結算，集團之開支則主要為港幣開支。一間共同控制個體之銀行貸款之大部份以美元為計價貨幣，於重新換算此美元銀行貸款時產生匯兑收益。集團密切監察其利率及匯率風險，而金融工具之使用受嚴格控制。集團或共同控制個體均沒有以任何金融衍生工具對沖利率或匯率風險。

庫務政策

集團繼續在財務及提供資金管理上採用保守之庫務政策。集團定期檢討其流動資金及財務資源，以儘量減少提供資金之成本及提高財務資產之回報率。現金通常被用作美元及港幣短期存款。

資本承擔

於截至二零零七年十二月三十一日止六個月期間，集團向集團共同控制個體廣東廣珠西綫高速公路有限公司(「西綫合營企業」)注資約人民幣9,200萬元，以發展西綫II期。於二零零七年十二月三十一日，集團向西綫合營企業注資未償付承擔(總資本佔投資總額35%)約為人民幣5.91億元(二零零七年六月三十日：人民幣6.83億元)，按現時計劃，擬於二零零八年六月三十日前注入。

於二零零七年十二月三十一日，集團已同意待有關當局審批後向西綫合營企業注資(總資本佔投資總額35%)約人民幣5.71億元(二零零七年六月三十日：人民幣5.71億元)，以發展西綫III期。按現時計劃，擬定該項注資將於二零零九年六月三十日、二零一零年六月三十日及二零一一年六月三十日前按比例分別注入20%、40%及40%。

於二零零七年十二月三十一日，由集團按比例分擔廣深高速公路合營企業及西綫合營企業之物業及設備收購以及建造西綫II期的未償付承擔合共約為港幣21.16億元(二零零七年六月三十日：廣深高速公路合營企業、環城公路合營企業及西綫合營企業之未償付承擔為港幣14.26億元)。

資產抵押

於二零零七年十二月三十一日，集團共同控制個體之部份資產被抵押予銀行，以取得授予共同控制個體之一般銀行貸款。此等資產之賬面金額分析如下：

	於二零零七年 六月三十日 港幣百萬元	***於二零零七年 十二月三十一日 港幣百萬元***
收費高速公路	6,973	**6,860**
預付租賃付款	85	**87**
銀行結餘及存款	393	**127**
其他資產	231	**316**
	7,682	**7,390**

於二零零七年六月三十日，廣深高速公路合營企業之路費徵收權、西綫合營企業之西綫I期的65%路費徵收權及環城公路合營企業之90%路費徵收權已被抵押予銀行，以取得分別授予各共同控制個體之一般銀行貸款。於二零零七年十二月三十一日，廣深高速公路合營企業之路費徵收權、西綫合營企業之西綫I期的65%路費徵收權及西綫II期的100%路費徵收權已被抵押予銀行，以取得分別授予各共同控制個體之一般銀行貸款。

或然負債

於二零零七年十二月三十一日，集團自二零零七年六月三十日起並無重大或然負債。

重大收購及出售

於截至二零零七年十二月三十一日之六個月期間，集團與環城公路合營企業之中方合營企業夥伴達成協議。根據協議，集團同意出售及該中方合營企業夥伴亦同意購買集團於環城公路合營企業之全部45%權益以及於東南西環高速公路項目之其他權利、責任及義務，代價為人民幣17.1255億元。

除上述協議以外，本公司概無對附屬公司或聯營公司之重大收購或出售。

其他資料

中期業績之審閱

集團截至二零零七年十二月三十一日止六個月之未經審核中期業績已由公司之審核委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零七年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市規則附錄10所載上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及香港聯合交易所有限公司(「聯交所」)，公司各董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司(i)

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益(ii)(受控制公司擁有之權益)	其他權益	獎授股份(iv)	總權益	佔已發行股本之百分比
胡應湘	6,249,402	2,491,000	10,124,999	3,068,000(iii)	–	21,933,401	0.74%
何炳章	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
胡文新	5,797,000	–	82,000	–	–	5,879,000	0.20%
陳志鴻	140,000	–	–	–	280,000	420,000	0.01%
梁國基	100,000	–	–	–	200,000	300,000	0.01%
中原紘二郎	1,067	–	–	–	–	1,067	0.00%
賈呈會	100,000	–	–	–	200,000	300,000	0.01%

附註：

(i) 於公司之所有股份之權益均為好倉。各董事或最高行政人員概無持有任何公司之股份之淡倉。

(ii) 公司權益為透過一間公司實益擁有之權益，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益3,068,000股股份為胡應湘爵士(「胡爵士」)及胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 獎授股份之權益為董事於二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
陳志鴻	25/01/2007	140,000	25/01/2008
		140,000	25/01/2009
梁國基	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009
賈呈會	25/01/2007	100,000	25/01/2008
		100,000	25/01/2009

(B) 相聯法團

合和實業有限公司(「合和實業」)

董事	合和實業股份				合和實業優先認股權(iii)	獎授股份(iv)	總權益	佔已發行股本之百分比
	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益(i)(受控制公司擁有之權益)	其他權益				
胡應湘	74,683,032	21,910,000	111,250,000	30,680,000(ii)	–	–	238,523,032	26.49%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.16%
胡文新	27,840,000	–	820,000	–	–	–	28,660,000	3.18%
陳志鴻	585,000	–	–	–	–	–	585,000	0.06%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
中原紘二郎	10,671	–	–	–	–	–	10,671	0.00%
賈呈會	241,000	–	–	–	–	–	241,000	0.03%
莫仲達	200,000	–	–	–	2,000,000	100,000	2,300,000	0.26%

附註：

(i) 合和實業股份之公司權益為透過一間公司實益擁有之權益，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 其他權益30,680,000股合和實業股份為胡爵士及胡爵士夫人共同持有之權益。

(iii) 合和實業優先認股權之權益為合和實業根據於二零零三年十一月一日採納之優先認股權計劃授出以供認購合和實業股份之合和實業優先認股權，詳情如下：

董事	授出日期	每股行使價港幣	尚未行使之認股權數目	行使期
莫仲達	02/09/2005	19.94	2,000,000	02/03/2006 – 01/03/2009

(iv) 獎授股份之權益為董事於二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	授出日期	獎授股份之數目	歸屬日期
莫仲達	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

所有上述於相聯法團持有之股份權益均為好倉。

除上述所披露外，於二零零七年十二月三十一日，公司各董事或最高行政人員概無持有公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條記載於公司存置之登記冊內者，或須根據標準守則規定通知公司及聯交所。

優先認股權

(a) 公司之優先認股權計劃（「優先認股權計劃」）是由當時公司之唯一股東於二零零三年七月十六日以書面決議案批准，及經合和實業股東於二零零三年七月十六日舉行之股東特別大會上批准。優先認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零七年十二月三十一日止期內，在優先認股權計劃下之優先認股權變動詳情如下：

	授出日期	每股行使價 港幣	優先認股權數目					行使期	於期內緊接授出日期之前的收市價 港幣
			於二零零七年七月一日尚未行使	於期內授出	於期內行使*	於期內註銷/失效	於二零零七年十二月三十一日尚未行使		
僱員	17/10/2006	5.858	6,200,000	–	152,000	–	6,048,000	01/12/2007 – 30/11/2013	不適用
僱員	19/11/2007	6.746	–	760,000	–	–	760,000	01/12/2008 – 30/11/2014	6.500
合共			6,200,000	760,000	152,000	–	6,808,000		

* 包括80,000份優先認股權已於二零零七年十二月行使，但新股份於二零零八年一月才配發。

期內，緊接僱員行使優先認股權日期之前的股份加權平均收市價為港幣6.64元。

於二零零六年十月十七日及二零零七年十一月十九日授出之優先認股權按下列方式行使：

最多可行使之優先認股權	行使期限
二零零六年十月十七日授出	
授出認股權之20%	01/12/2007 – 30/11/2008
授出認股權之40%*	01/12/2008 – 30/11/2009
授出認股權之60%*	01/12/2009 – 30/11/2010
授出認股權之80%*	01/12/2010 – 30/11/2011
授出認股權之100%*	01/12/2011 – 30/11/2013
二零零七年十一月十九日授出	
授出認股權之20%	01/12/2008 – 30/11/2009
授出認股權之40%*	01/12/2009 – 30/11/2010
授出認股權之60%*	01/12/2010 – 30/11/2011
授出認股權之80%*	01/12/2011 – 30/11/2012
授出認股權之100%*	01/12/2012 – 30/11/2014
* 包括尚未行使之優先認股權	

按二項式期權定價模式計算，於期內授出每股行使價港幣6.746元之優先認股權在授出當日之公平價值估計約為港幣705,000元。其價值乃按照授出當日之股價每股港幣6.55元、公司股價歷史波動比率23.83%（乃根據上市日期至二零零七年十一月十九日止過往五年公司每

星期之股價波動而計算)、預計優先認股權之年期7.03年，預計股息回報率5.78%以及參考七年期外滙基金債券之無風險回報率3.33%而估計。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

公司之股份獎勵

(a) 董事會已於二零零七年一月二十五日(「採納日期」)採納股份獎勵計劃(「獎勵計劃」)。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部分主要條款概要載於下文(b)段。

(b) 獎勵計劃之目的在於表揚若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。在獎勵計劃下，董事會(或倘有關獲選僱員為公司之董事，則為薪酬委員會)可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於授出股份日期公司已發行股本超過10%。

(c) 回顧期內獎勵計劃下獎授股份之變動詳情載列如下：

		期內變動			
歸屬日期	於二零零七年七月一日尚未歸屬	已獎授	已歸屬	已失效	於二零零七年十二月三十一日尚未歸屬
董事					
二零零八年一月二十五日	340,000	–	–	–	340,000
二零零九年一月二十五日	340,000	–	–	–	340,000
僱員					
二零零八年一月二十五日	40,000	–	–	–	40,000
二零零九年一月二十五日	40,000	–	–	–	40,000
合共	760,000	–	–	–	760,000
加權平均公平值	港幣5.94元	–	–	–	港幣5.94元

(d) 於回顧期間，就根據獎勵計劃信託持有之股份已收取之股息收入達港幣152,000元，將構成該信託之信託基金之一部份。經考慮公司董事會薪酬委員會之推薦建議後，受託人可隨時全權酌情決定動用該等現金購買公司股份，該等股份將成為獎勵計劃之退回股份(即根據獎勵計劃條款並未歸屬之獎授股份(不論是否因為已失效或其他理由))，而受託人應就集團一名或以上僱員之利益持有該等股份，或可動用該等現金向本公司支付有關該計劃之設立及行政上之費用、成本及開支或將該等現金退回本公司。

主要股東

於二零零七年十二月三十一日，就各董事所獲通知，按證券及期貨條例第336條之規定須載錄於公司存置之登記冊內的佔有公司股份及相關股份權益之股東(公司董事及主要行政人員除外)詳情如下：

名稱	*身份*	*股份數目 (公司權益)*	*佔已發行股本之百分比*
Anber Investments Limited	實益擁有之權益	2,160,000,000[(A)]	72.72%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.72%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.72%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000[(A)]	72.72%
合和實業有限公司	受控制公司擁有之權益及實益擁有[(B)]	2,163,540,500[(B)]	72.84%

附註：

(A) 2,160,000,000股股份由Delta Roads Limited全資擁有之附屬公司Anber Investments Limited持有。Delta Roads Limited由Dover Hills Investments Limited全資擁有。Dover Hills Investments Limited由Supreme Choice Investments Limited全資擁有，Supreme Choice Investments Limited由合和實業有限公司全資擁有。Anber Investments Limited、Delta Roads Limited、Dover Hills Investments Limited、Supreme Choice Investments Limited及合和實業於2,160,000,000股股份中所持之權益為同一批股份及均為好倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

(B) 3,540,500股股份為實益擁有，其餘2,160,000,000股股份是透過上述附註(A)受控制公司所擁有之權益。

除上述所披露外，於二零零七年十二月三十一日，公司並無接獲其他持有超過公司已發行股本5%或以上之任何其他權益或淡倉的通知並須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

公司或其任何附屬公司於截至二零零七年十二月三十一日止六個月內概無購回、出售或贖回公司任何證券。

僱員及薪酬政策

於二零零七年十二月三十一日，除了合營企業外，集團共有41名全職僱員(29名於香港及12名於國內)。集團繼續根據市場趨勢及個別表現向僱員提供具競爭力之薪酬組合(包括醫療及個人意外保險等多種額外福利)。為鼓勵及挽留人才，集團之薪酬政策是按表現作出獎勵。除根據個人及集團表現可能發放予僱員之合約花紅及酌情花紅外，集團自二零零三年起已採納優先認股權計劃，自二零零七年起亦採納股份獎勵計劃。集團已向僱員授出優先認股權及獎授股份，以表揚集團若干僱員作出之貢獻並給予獎勵，藉此挽留僱員及吸引合適人才入職以進一步推動集團之發展。

於回顧期間，集團籌辦多項僱員活動，從而推進僱員關係及溝通，建立團隊精神及表揚僱員貢獻。培訓計劃及課程亦一直有舉辦，以提升僱員職業知識及生產力。

公司於二零零七年獲香港社會服務聯會嘉許為「商界展關懷」公司，以肯定其對社會之貢獻。

公司管治

於回顧期內，公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之《企業管治常規守則》內所有守則條文。

證券交易標準守則

公司已採納「標準守則」作為本公司董事進行證券交易守則，以及就可能擁有未公開股價敏感資料之有關僱員採納條款與標準守則所載者同等嚴謹之僱員股份買賣規則。經過特定查詢後，於回顧期內，各董事已確認遵守標準守則所規定之標準。

上市規則第13.18章下之披露

於二零零五年十月十三日，公司之全資附屬公司簽訂一份貸款協議，獲貸款人按該貸款協議條款及條件提供一項總額為港幣36億元之貸款。該貸款為一項循環及定期貸款，由二零零五年十月十三日起計為期五年。按該貸款協議，倘若公司在任何時間不再是合和實業有限公司之附屬公司，則將會構成違約。

董事變動

葉毓強先生獲委任為公司及合和實業有限公司(「合和實業」)之獨立非執行董事及審計委員會成員，於二零零七年八月十三日生效。基於其他商務，葉先生辭任公司及合和實業之獨立非執行董事，將於二零零八年二月二十九日生效。董事會謹此感謝葉先生於其任期內對公司所作出之寶貴貢獻。

承董事會命
胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零八年二月二十八日

審閱中期財務資料報告

Deloitte.
德勤

致合和公路基建有限公司董事會
（於開曼群島註冊成立的有限公司）

引言

本行已審閱列載於第十九至三十三頁的中期財務資料，此中期財務資料包括合和公路基建有限公司於二零零七年十二月三十一日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、權益變動表和現金流量表，以及若干附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合其相關條文以及國際會計準則委員會頒佈之國際會計準則（「國際會計準則」）第34號「中期財務報告」。董事須負責根據國際會計準則第34號編製及列報該等中期財務資料。本行的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港核數準則進行審核的範圍為小，故我們不能保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據國際會計準則第34號編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零八年二月二十八日

簡明綜合收益表

	附註	截至十二月三十一日止六個月 二零零六年 (未經審核) 港幣千元	二零零七年 (未經審核) 港幣千元
營業額	3	1,004,325	**923,520**
其他收入	4	217,707	**343,109**
收費公路營運費用		(71,397)	**(98,657)**
折舊及攤銷費用		(187,928)	**(206,792)**
一般及行政費用		(51,915)	**(81,944)**
財務成本	5	(161,109)	**(163,912)**
出售共同控制個體盈利	6	—	**973,594**
除税前溢利		749,683	**1,688,918**
所得税支出	7	(56,126)	**(297,444)**
本期溢利	8	693,557	**1,391,474**
應佔其溢利：			
公司股權持有人		681,747	**1,382,830**
少數股東權益		11,810	**8,644**
本期溢利		693,557	**1,391,474**
已付股息	9	504,564	**594,065**
		港仙	港仙
每股溢利	10		
基本		22.99	**46.55**
攤薄後		22.98	**46.54**

簡明綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 六月三十日 （經審核） 港幣千元	**二零零七年 十二月三十一日 （未經審核） 港幣千元**
資產			
非流動資產			
物業及設備		10,203,577	**8,274,692**
於共同控制個體之額外投資成本		1,705,738	**1,130,465**
發展中收費高速公路項目之投資		49,631	**50,852**
預付租金		125,714	**128,221**
與共同控制個體之結餘		806,231	**258,753**
		12,890,891	**9,842,983**
流動資產			
存貨		2,845	**3,302**
按金及預付款項		27,938	**40,278**
其他應收款		62,944	**55,553**
其他應收一合營企業夥伴之款項		87,036	**–**
與一共同控制個體之結餘		–	**382,702**
預付租金		4,846	**5,045**
已抵押銀行結餘及存款		392,854	**127,087**
銀行結餘及現金			
集團		3,904,064	**6,251,674**
共同控制個體		51,121	**2,021**
		4,533,648	**6,867,662**
資產總額		17,424,539	**16,710,645**

	附註	二零零七年 六月三十日 (經審核) 港幣千元	**二零零七年 十二月三十一日 (未經審核) 港幣千元**
股東權益及負債			
資本及儲備			
股本	11	297,033	**297,040**
股份溢價及儲備		10,598,062	**11,381,555**
公司股權持有人應佔權益		10,895,095	**11,678,595**
少數股東權益		44,383	**44,914**
權益總額		10,939,478	**11,723,509**
非流動負債			
銀行及其他貸款	12	4,995,287	**3,885,706**
與合營企業夥伴之結餘		602,564	**243,325**
遞延稅項負債	13	255,308	**197,346**
		5,853,159	**4,326,377**
流動負債			
其他應付款、預提費用及已收按金		257,449	**324,539**
銀行及其他貸款	12	219,776	**255,803**
其他應付一共同控制個體之款項		118,213	**–**
其他應付利息		7,530	**6,760**
稅項負債		28,934	**73,657**
		631,902	**660,759**
負債總額		6,485,061	**4,987,136**
股東權益及負債總額		17,424,539	**16,710,645**

簡明綜合權益變動表

	歸於公司股權持有人										
	股本 港幣千元	股份溢價 港幣千元	中國法定儲備 港幣千元	換算儲備 港幣千元	供股份獎勵計劃認購之股份 港幣千元	優先認股權儲備 港幣千元	股份獎勵儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元	少數股東權益 港幣千元	總計 港幣千元
二零零六年七月一日（經審核）	294,962	7,387,916	94,716	89,834	–	–	–	2,432,751	10,300,179	35,656	10,335,835
換算於香港以外地區營運產生之匯兌收益（直接在權益確認）	–	–	–	63,651	–	–	–	–	63,651	–	63,651
期內溢利	–	–	–	–	–	–	–	681,747	681,747	11,810	693,557
期內已確認收入總額	–	–	–	63,651	–	–	–	681,747	745,398	11,810	757,208
確認股權結算以股本為基礎之付款	–	–	–	–	–	516	–	–	516	–	516
行使認股權證而發行之普通股份	1,831	74,696	–	–	–	–	–	–	76,527	–	76,527
行使優先認股權而發行之普通股份	10	478	–	–	–	–	–	–	488	–	488
儲備金轉撥	–	–	11,456	–	–	–	–	(11,456)	–	–	–
已付截至二零零六年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(504,564)	(504,564)	–	(504,564)
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	(7,073)	(7,073)
二零零六年十二月三十一日（未經審核）	296,803	7,463,090	106,172	153,485	–	516	–	2,598,478	10,618,544	40,393	10,658,937
二零零七年七月一日（經審核）	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478
換算於香港以外地區營運產生之匯兌收益（直接在權益確認）	–	–	–	75,854	–	–	–	–	75,854	–	75,854
期內溢利	–	–	–	–	–	–	–	1,382,830	1,382,830	8,644	1,391,474
出售一共同控制個體而轉撥至收益賬	–	–	–	(76,918)	–	–	–	–	(76,918)	–	(76,918)
期內已確認收入及支出總額	–	–	–	(1,064)	–	–	–	1,382,830	1,381,766	8,644	1,390,410
一共同控制個體之溢利分配變動	–	–	(4,254)	(3,475)	–	–	–	–	(7,729)	–	(7,729)
確認股權結算以股本為基礎之付款	–	–	–	–	–	1,329	1,778	–	3,107	–	3,107
行使優先認股權而發行之普通股	7	482	–	–	–	(68)	–	–	421	–	421
儲備金轉撥	–	–	7,411	–	–	–	–	(7,411)	–	–	–
已付截至二零零七年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(594,065)	(594,065)	–	(594,065)
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	(8,113)	(8,113)
二零零七年十二月三十一日（未經審核）	297,040	7,474,555	109,510	196,576	(5,535)	3,004	3,211	3,600,234	11,678,595	44,914	11,723,509

簡明綜合現金流量表

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	（未經審核）	**（未經審核）**
	港幣千元	**港幣千元**
來自經營業務之現金淨額	885,443	**762,568**
來自投資業務之現金淨額：		
出售一共同控制個體所產生之現金流量淨額	—	**1,719,912**
出售一共同控制個體之已付稅項	—	**(132,376)**
購買物業及設備	(48,370)	**(324,369)**
已收利息	89,219	**127,268**
償還借予共同控制個體之貸款	—	**503,312**
借予共同控制個體之貸款	—	**(47,500)**
其他投資現金流	30,967	**111**
	71,816	**1,846,358**
用於融資活動之現金淨額：		
發行股份所得款項	77,015	**421**
已付利息	(143,922)	**(143,300)**
新增銀行及其他貸款	—	**505,056**
償還銀行及其他貸款	(187,630)	**(95,139)**
已付股息予：		
公司股權持有人	(504,564)	**(594,065)**
附屬公司之少數股東	(7,073)	**(8,113)**
償還合營企業夥伴提供之貸款	—	**(284,075)**
（償還）借予一合營企業夥伴之貸款	(23,255)	**62,578**
	(789,429)	**(556,637)**
現金及現金等值物增加淨額	167,830	**2,052,289**
七月一日現金及現金等值物	3,384,189	**4,322,389**
外匯兌匯率變動影響	9,009	**(4,176)**
一共同控制個體之溢利分配變動影響	—	**(15,352)**
十二月三十一日現金及現金等值物	3,561,028	**6,355,150**
現金及現金等值物結餘分析：		
銀行結餘及現金	3,303,731	**6,253,695**
已抵押銀行結餘及存款	257,297	**101,455**
十二月三十一日現金及現金等值物	3,561,028	**6,355,150**

現金包括持有現金及活期存款。現金等值物指可隨時轉換為已知金額之短期高流動投資，及須承受些微價值變動風險。

簡明綜合財務報表附註
截至二零零七年十二月三十一日止六個月

1. 編製基準

本簡明綜合財務報表乃遵照香港聯合交易所有限公司證券上市規則附錄16內適用之披露規定及國際會計準則委員會(「國際會計準則委員會」)頒佈的國際會計準則第34號「中期財務報告」的規定編製。

2. 主要會計政策

除若干財務工具於首次確認時按公平價值(如適用)計算外，本簡明綜合財務報表乃根據歷史成本基準編製。本簡明綜合財務報表所採用的會計政策與集團截至二零零七年六月三十日止年度的全年財務報表所採用者均屬一致。

本中期內，集團首次採用由國際會計準則委員會頒佈的多項新準則、修訂及詮釋(統稱「新訂國際財務報告準則」)，並於二零零七年七月一日開始的集團財政年度起生效。

國際會計準則第1號(修訂本)	資本披露
國際財務報告準則第7號	財務工具：披露
國際財務報告詮釋委員會第10號	中期財務報告及減值
國際財務報告詮釋委員會第11號	國際財務報告準則第2號 — 集團及庫存股份交易

採納新訂財務報告準則對集團本期或過往會計期間之業績或財務狀況並無重大影響。因此，無須作出前期調整。

集團並未提早採用以下已頒佈但尚未生效之新訂準則、修訂及詮釋。

國際會計準則第1號(修訂)	呈列財務報表[1]
國際會計準則第23號(修訂)	借款費用[1]
國際會計準則第27號(修訂)	綜合及獨立財務報表[2]
國際會計準則第32及第1號(修訂本)	清盤產生之可沽財務工具及責任[1]
國際財務報告準則第2號(修訂本)	歸屬條件及註銷[1]
國際財務報告準則第3號(修訂)	業務合併[2]
國際財務報告準則第8號	經營分部[1]
國際財務報告詮釋委員會第12號	服務經營權安排[3]
國際財務報告詮釋委員會第13號	客戶忠誠度項目[4]
國際財務報告詮釋委員會第14號	國際會計準則第19號 — 對設定受益資產、最低資金要求之限制及其相互作用[3]

1 於二零零九年一月一日或之後開始之年期期間生效
2 於二零零九年七月一日或之後開始之年期期間生效
3 於二零零八年一月一日或之後開始之年期期間生效
4 於二零零八年七月一日或之後開始之年期期間生效

2. 主要會計政策(續)

除國際財務報告詮釋委員會第12號及國際財務報告準則第8號外，董事預計採用此等新訂及經修訂之準則、修訂或詮釋並不會對集團之業績和財務狀況造成重大影響。

國際財務報告詮釋委員會第12號「服務經營權安排」適用於參與服務經營權安排之公司，為經營者提供公共至私人服務經營權安排之會計指引。由於有關訂約服務安排並無賦予經營者公共服務基建項目用途之控制權，因此此詮釋範圍內之基建項目不會被確認為經營者之物業及設備。集團之共同控制個體作為經營者乃根據有關合約所訂明之條款代表授出者經營基建項目以提供公共服務。經營者取得權利向公共服務使用者收費時，應確認一項無形資產。由於向公共服務使用者收取之金額乃取決於公眾使用該服務之情況，故有關收費之權利並非無條件收取現金之權利。此詮釋規定經營者須根據國際會計準則第38號「無形資產」將其無形資產入賬。國際會計準則第38號規定，有確定經濟年期之無形資產應按該年期攤銷，而所使用之攤銷法應反映有關個體預期使用該資產之未來經濟利益之模式。公司董事預期，應用此詮釋將會改變資產負債表之呈列及服務經營權安排之披露，但仍在評估會對集團之業績及財務狀況造成之影響。此詮釋適用於集團，而集團將追溯應用此詮釋於二零零八年七月一日開始之年期期間。

國際財務報告準則第8號「經營分部」制訂對披露個體之經營分部、其產品及服務、其營運之地區及主要客戶的資料之要求。該準則要求根據由個體之主要營運決策者定期審閱之內部報告為基準確認經營分部以分配資源至各分部及評估其表現。公司董事仍在評估採納該準則對集團之財務報表之影響。該準則適用於集團，而集團將追溯應用此詮譯於二零零九年七月一日開始之年間採用。

3. 營業額及分類資料

營業額指集團按比例收取的應佔共同控制個體已收及應收經扣除營業税後之收費高速公路收入，並分析如下：

	截至十二月三十一日止六個月 二零零六年 港幣千元	 二零零七年 港幣千元
收費高速公路收入	1,035,454	**952,094**
營業税	(31,129)	**(28,574)**
	1,004,325	**923,520**

集團只有一個業務分類，即透過其於中華人民共和國(「中國」)成立之共同控制個體在中國發展、經營及管理收費高速公路。

由於管理層認為集團只有單一地區分類，故並無呈列地區分類分析。

4. 其他收入

	截至十二月三十一日止六個月 二零零六年 港幣千元	 二零零七年 港幣千元
提供予共同控制個體的免息貸款的估算利息收入	10,951	**31,011**
利息收入：		
共同控制個體	17,836	**9,386**
銀行存款	89,219	**127,268**
匯兑收益淨額	85,765	**152,482**
租金收入	1,503	**1,727**
收取共同控制個體之管理費收入	1,756	**1,255**
其他	10,677	**19,980**
	217,707	**343,109**

5. 財務成本

	截至十二月三十一日止六個月	
	二零零六年	二零零七年
	港幣千元	港幣千元
利息：		
銀行貸款	141,735	**145,974**
一合營企業夥伴提供之貸款	150	**–**
須於五年內全數償還的其他貸款	131	**–**
估算利息：		
合營企業夥伴提供之免息貸款	12,663	**26,509**
其他免息貸款	147	**159**
	154,826	**172,642**
其他財務費用（附註a）	6,283	**6,242**
	161,109	**178,884**
減：撥充資本之款項（附註b）	–	**(14,972)**
	161,109	**163,912**

附註：

(a) 其他財務費用主要指銀行財團向集團提供總額港幣3,600,000,000元之循環及定期貸款融資之預付款項及有關支出攤銷，該筆循環信貸及定期貸款融資自二零零五年十月十三日起為期五年。於二零零七年六月三十日及於二零零七年十二月三十一日，集團並無動用該融資之任何部份。

(b) 期內撥充之借貸成本來自合營企業夥伴及銀行提供之貸款，有關金額乃根據合資格資產開支採用每年5.27%之資本化利率計算。

6. 出售共同控制個體

於二零零七年八月九日，集團與廣州東南西環高速公路有限公司(「環城公路合營企業」)，集團之共同控制個體之中方夥伴訂立協議。據此，集團同意以人民幣1,712,550,000元之代價出售(相當約港幣1,765,907,000元)之代價出售，而環城公路合營企業之中方夥伴亦同意購買集團於環城公路合營企業之全部45%權益及於東南西環高速公路項目項下之其他權利、責任和義務。出售已於二零零七年九月底完成，出售共同控制個體收益已於簡明綜合收益表確認。

環城公路合營企業之業績載於簡明綜合收益表載列如下：

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
營業額	95,429	**45,516**
其他收入	21,813	**24,441**
收費公路營運費用	(15,238)	**(16,424)**
折舊	(17,674)	**(11,107)**
一般及行政費用	(5,109)	**(6,451)**
財務成本	(17,016)	**(21,440)**
除税前溢利	62,205	**14,535**
税項	(554)	**(46,201)**
除税後溢利(虧損)	61,651	**(31,666)**

集團按比例應佔環城公路合營企業於出售日之資產淨值如下：

	港幣千元
出售之資產淨值：	
物業及設備	2,206,616
其他應收合營企業夥伴之款項	237,801
銀行結餘及現金	45,995
其他流動資產	2,956
銀行貸款	(1,419,061)
與合營企業夥伴之結餘	(111,681)
遞延税項債	(154,859)
其他應付款、預提費用及已收按金	(21,941)
其他流動負債	(2,326)
	783,500
共同控制個體之額外投資成本	231,150
撥入與共同控制個體結餘	129,806
撥入其他應付共同控制個體款項	(275,225)
釋放匯兑儲備	(76,918)
	792,313
出售收益	973,594
總代價	1,765,907
以現金支付	1,765,907
出售現金流入(流出)淨額：	
現金代價	1,765,907
出售之銀行結餘及現金	(45,995)
	1,719,912

7. 所得稅開支

	截至十二月三十一日止六個月	
	二零零六年	**二零零七年**
	港幣千元	**港幣千元**
稅項開支(抵免)包括：		
中國企業所得稅		
集團	372	**155,305**
共同控制個體	49,773	**52,065**
遞延稅項(附註13)		
本期	5,981	**(15,450)**
稅率變動之影響	—	**105,524**
	56,126	**297,444**

由於並無於香港產生應課稅溢利，故並無就香港利得稅作出撥備。

集團中國企業所得稅開支乃指集團按中國現行稅率計算應收共同控制個體廣深珠高速公路有限公司(「廣深高速公路合營企業」)額外發展支出人民幣725,140,000元(作為償付集團於早前就廣深高速公路合營企業經營之收費高速公路之建築及發展支出)之中國預提所得稅撥備約港幣22,889,000元(截至二零零六年十二月三十一日止六個月：零)，出售環城公路合營企業權益之中國預提所得稅撥備約港幣132,376,000元(截至二零零六年十二月三十一日止六個月：零)，及集團向共同控制個體已收及應收收入之中國預提所得稅撥備約港幣40,000元(截至二零零六年十二月三十一日止六個月：港幣372,000元)。

共同控制個體之中國企業所得稅，乃指集團按比例應佔廣深高速公路合營企業之中國企業所得稅撥備，並按期內估計應課稅溢利之7.5%(截至二零零六年十二月三十一日止六個月：7.5%)計算。

於二零零七年三月十六日，中國以第63號中國主席令頒佈《中華人民共和國企業所得稅法》(「新法」)。該法將自二零零八年一月一日起將集團共同控制個體稅率由18%(包括3%地方稅)改為25%。於二零零七年十二月二十六日，國務院頒佈新法的詳盡措施及規例(「實施規例」)。實施規例按不追溯優惠而將中國企業所得稅率，由15%分五年增加至25%。不追溯優惠將適用於「2+3豁免」(兩年豁免稅項，三年正常稅率減半)或「5+5豁免」(五年豁免稅項，五年正常稅率減半)，以及享有若干地域稅率優惠的企業(一般為15%)。至於已按此15%稅率繳稅之企業，15%之稅率將於二零零八年、二零零九年、二零一零年、二零一一年及二零一二年，逐漸遞增至18%、20%、22%、24%及25%。遞延稅項結餘已作調整，以反映資產變現或負債結算之各段期間，預期適用之稅率。

8. 本期溢利

	截至十二月三十一日止六個月	
	二零零六年	二零零七年
	港幣千元	港幣千元
本期溢利已扣除下列各項：		
以下項目攤銷：		
於共同控制個體之額外投資成本	28,711	**20,325**
預付租金	2,435	**2,578**
以下項目折舊：		
收費高速公路	148,869	**173,797**
其他物業及設備	7,913	**10,092**
出售物業及設備盈利	(126)	**(22)**

9. 股息

於二零零七年十月五日，向股東派發就截至二零零七年六月三十日止年度之末期股息為每股港幣20仙(截至二零零六年六月三十日止年度：港幣17仙)。

董事宣派截至二零零八年六月三十日止年度的中期股息及特別中期股息分別為每股港幣17仙(截至二零零七年六月三十日止年度：港幣15仙)及每股港幣7仙(截至二零零七年六月三十日止年度：零)合共約港幣712,915,000元(截至二零零七年六月三十日止年度：港幣445,249,000元)，並將派付予於二零零八年三月二十日已登記於公司股東名冊上之股東。

10. 每股溢利

公司股權持有人應佔每股基本溢利及攤薄後溢利之計算資料如下：

	截至十二月三十一日止六個月	
	二零零六年	二零零七年
	港幣千元	港幣千元
用以計算每股基本及攤薄後溢利之盈利	681,747	**1,382,830**

	股份數目	**股份數目**
用以計算每股基本溢利之普通股加權平均數	2,965,201,942	**2,970,333,326**
普通股潛在攤薄的影響：		
優先認股權	425,068	**653,032**
未歸屬獎授股份	—	**517,001**
認股權證	942,189	–
用以計算每股攤薄後溢利之普通股加權平均數	2,966,569,199	**2,971,503,359**

上表所列普通股之加權平均數乃經扣除合和公路基建僱員股份獎勵計劃信託持有之公司股份後計算。

11. 股本

	股份數目	面值 港幣千元
普通股每股面值港幣0.1元		
法定股份：		
二零零七年七月一日及二零零七年十二月三十一日	**10,000,000,000**	**1,000,000**
已發行及繳足之股份：		
二零零七年七月一日	2,970,326,283	297,033
行使認股權證之股份發行	72,000	7
二零零七年十二月三十一日	**2,970,398,283**	**297,040**

購股權計劃

期內，公司授予若干僱員購股權，以按認購價每股股份港幣6.746元認購共合760,000股公司普通股。

期內，於行使過往授出之購股權後，公司按認購價每股港幣5.858元已發行72,000股普通股，總現金代價為港幣421,000元。該等股份與現有普通股於各方面具有同等地位。

股份獎勵計劃

期內，公司用作獎勵之股份概無變動。

12. 銀行及其他貸款

	二零零七年 六月三十日 港幣千元	二零零七年 十二月三十一日 港幣千元
銀行貸款，有抵押	5,210,224	**4,136,443**
其他貸款，無抵押	4,839	**5,066**
	5,215,063	**4,141,509**
借貸須於下列期間償還：		
於要求時或一年內	219,776	**255,803**
第二年	250,057	**226,565**
第三至第五年（包括首尾兩年）	1,028,363	**816,500**
五年後	3,716,867	**2,842,641**
	5,215,063	**4,141,509**
減：於一年內到期償還之金額（載列於流動負債）	(219,776)	**(255,803)**
於一年後到期償還之金額	4,995,287	**3,885,706**

12. 銀行及其他貸款（續）

按貨幣劃分之貸款分析：

	二零零七年六月三十日			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	3,195,488	499,847	1,514,889	5,210,224
其他貸款	—	—	4,839	4,839
	3,195,488	499,847	1,519,728	5,215,063

	二零零七年十二月三十一日			
	美元貸款 港幣千元	港幣貸款 港幣千元	人民幣貸款 港幣千元	總計 港幣千元
銀行貸款	**3,046,487**	—	**1,089,956**	**4,136,443**
其他貸款	—	—	**5,066**	**5,066**
	3,046,487	—	**1,095,022**	**4,141,509**

13. 遞延税項負債

遞延税項負債指集團按比例應佔共同控制個體之該等債項。遞延税項負債（資產）之主要部分及變動如下：

	加速税項折舊 港幣千元	税項虧損 港幣千元	撥備 港幣千元	總計 港幣千元
二零零六年七月一日	227,449	(34,000)	—	193,449
匯兑調整	5,706	(842)	—	4,864
期內簡明綜合收益表扣除	4,950	1,031	—	5,981
二零零六年十二月三十一日	238,105	(33,811)	—	204,294
匯兑調整	7,294	(1,052)	—	6,242
期內簡明綜合收益表扣除	9,909	34,863	—	44,772
二零零七年六月三十日	255,308	—	—	255,308
匯兑調整	6,823	—	—	6,823
出售一共同控制個體	(154,859)	—	—	(154,859)
期內簡明綜合收益表扣除（計入）	(9,481)	—	(5,969)	(15,450)
税率變動之影響	105,524	—	—	105,524
二零零七年十二月三十一日	**203,315**	—	**(5,969)**	**197,346**

14. 資產總額減流動負債／流動資產淨額

集團於二零零七年十二月三十一日之資產總額減流動負債約港幣16,049,886,000元（二零零七年六月三十日：港幣16,792,637,000元）。集團於二零零七年十二月三十一日之流動資產淨額約港幣6,206,903,000元（二零零七年六月三十日：港幣3,901,746,000元）。

15. 資本承擔

於二零零七年十二月三十一日，集團就發展珠江三角洲西岸幹道第II期（「西綫II期」）向廣東廣珠西綫高速公路有限公司（「西綫合營企業」）未償付承擔注資約人民幣590,768,000元（二零零七年六月三十日：人民幣682,570,000元）。

於二零零七年十二月三十一日，集團已同意待有關當局審批後，向西綫合營企業注資約人民幣570,500,000元（二零零七年六月三十日：人民幣570,500,000元）以發展珠江三角洲西岸幹道第III期。

於二零零七年十二月三十一日，集團按比例分擔廣深高速公路合營企業及西綫合營企業就已簽約但未撥備購買物業及設備及建造西綫II期之未償付承擔合共約港幣2,116,049,000元（二零零七年六月三十日：包括廣深高速公路合營企業、環城公路合營企業及西綫合營企業合共約港幣1,426,000,000元）。

16. 資產抵押

於二零零七年十二月三十一日，集團的共同控制個體之部分資產已抵押予銀行，作為取得共同控制個體之一般銀行貸款融資之抵押。該等資產的賬面值分析如下：

	二零零七年 六月三十日 港幣千元	***二零零七年 十二月三十一日 港幣千元***
收費高速公路	6,972,866	**6,859,262**
預付租金	84,864	**86,623**
銀行存款	392,854	**127,087**
其他資產	231,238	**316,543**
	7,681,822	**7,389,515**

於二零零七年六月三十日，廣深高速公路合營企業之路費徵收權、西綫I期的65%路費徵收權及環城公路合營企業之90%路費徵收權已被抵押予銀行，以取得分別授予各共同控制個體之一般銀行貸款。於二零零七年十二月三十一日，廣深高速公路合營企業之路費徵收權、西綫合營企業之西綫I期的65%路費徵收權及西綫II期的100%路費徵收權已被抵押予銀行，以取得分別授予各共同控制個體之一般銀行貸款。

17. 關連人士交易

應收及應付關連人士款項已在簡明綜合資產負債表披露。

截至二零零七年十二月三十一日止六個月，集團已付租金、空調、管理費及泊車費予同集團之另一附屬公司，金額約港幣938,000元（截至二零零六年十二月三十一日止六個月：港幣753,000元）。

集團之共同控制個體與其合營企業夥伴（不包括集團），於截至二零零七年十二月三十一日止六個月有以下重大交易：

		截至十二月三十一日止六個月	
		二零零六年	***二零零七年***
關係	***交易性質***	*港幣千元*	***港幣千元***
廣深高速公路合營企業之合營企業夥伴	應付利息	305	—
	償還營運費用	1,867	**274**
	已付及應付股息	843,497	**411,824**
環城公路合營企業之中國合營企業夥伴	已付及應付管理費	2,000	—
	償還利息支出	—	**6,290**
環城公路合營企業之外方合營企業夥伴	已付及應付管理費	1,000	—
	償還利息支出	17,043	**20,361**

於二零零六年十二月三十一日，公司及環城公路合營企業另一外方合營企業夥伴之控股公司已分別就授予環城公路合營企業之銀行貸款融資人民幣720,500,000元及人民幣586,330,000元向一間中國之銀行提供擔保。而該擔保已於二零零七年六月解除。

公司資料及重要日期

董事會
胡應湘爵士 GBS, KCMG, FICE *主席*
何炳章先生 *副主席*
胡文新先生 *董事總經理*
陳志鴻先生 *董事副總經理*
梁國基工程師
黃禮佳先生
賈呈會先生
莫仲達先生
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘博士#
葉毓強先生#
獨立非執行董事

審核委員會
藍利益先生 *主席*
中原紘二郎先生
費宗澄先生
葉毓強先生

薪酬委員會
何炳章先生 *主席*
藍利益先生
嚴震銘博士

公司秘書
李業華先生

註冊辦事處
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

主要營業處
香港灣仔
皇后大道東183號
合和中心63樓63-02室
電話 ：(852) 2528 4975
圖文傳真 ：(852) 2861 2068，(852) 2861 0177

法律顧問
胡關李羅律師行

核數師
德勤•關黃陳方會計師行

上市資料
香港聯合交易所有限公司
普通股(股份代號：737)

主要往來銀行+
中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中信銀行股份有限公司
中國建設銀行股份有限公司
國家開發銀行
創興銀行有限公司
花旗銀行
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司
+ *名稱以英文字母次序排列*

開曼群島股份登記及過戶處
Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

香港股份登記及過戶處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話：(852) 2862 8555 圖文傳真：(852) 2529 6087

美國預託證券
CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1:10
託管銀行	美國花旗銀行

投資者關係
投資者關係部經理
電話：(852) 2862 5683 圖文傳真：(852) 2861 2068
電郵：ir@hopewellhighway.com

公司網址
www.hopewellhighway.com

重要日期
公佈中期業績	二零零八年二月二十八日
暫停辦理股份過戶登記	二零零八年三月十七日至 二零零八年三月二十日(包括首尾兩天在內)
派付中期股息及特別中期股息 (每普通股分別為港幣17仙及港幣7仙)	二零零八年三月二十六日

本中期報告之中文譯本與英文本如有歧異，概以英文本為準。



摘要

- 公司股權持有人之應佔溢利增長103%至港幣13.83億元或每股港幣46.55仙
- 中期股息及特別中期股息分別為每股港幣17仙及每股港幣7仙
- 期內廣深高速公路及珠江三角洲西岸幹道第I期之合計日均路費收入為約人民幣980萬元，而綜合日均車流量則上升5%至36.35萬架次
- 出售廣州東南西環高速公路的45%權益帶來港幣9.74億元的(除税前)出售盈利
- 於二零零七年十二月三十一日，公司(不包括共同控制個體)持有淨現金達港幣62.52億元

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
(852) 2861 0177
Web Page : www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 63 樓 63-02 室
電　話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
(852) 2861 0177
網　址 : www.hopewellhighway.com

END